





# LIFETIME FITNESS

## 2007 ANNUAL REPORT





# PERFORMANCE HIGHLIGHTS

Life Time Fitness® operates distinctive and large, multi-use sports and athletic facilities. These professional fitness, family recreation and entertainment centers offer a resort- and spa-like environment, and many operate 24 hours a day, seven days a week. Programming, services and products uniquely combine education, exercise and nutrition to help our members lead a healthy way of life and achieve their fitness goals. In 2007, Life Time Fitness grew to more than 499,000 memberships at 70 centers across 15 states. Founded in 1992, the Company is headquartered in Chanhassen, Minnesota, and employed approximately 15,000 team members at the end of 2007.

## 5-Year Growth


TOTAL REVENUE
(in millions)
$256.9
$312.0
$390.1
$511.9
$655.8
2003
2004
2005
2006
2007


NET INCOME
(in millions)
$20.6
$28.9
$41.2
$50.6
$68.0
2003
2004
2005
2006
2007

## Expanding into new and existing markets


NJ - 1
MD - 2
New market in 2008
Existing market with expansion in 2008
Existing markets
2008 new centers

**Delivering on our growth plans**

| | |
|---|---|
| Open centers as of December 31, 2007 | 70 |
| Planned openings for 2008 | 11 |

To Our Shareholders,

In 2007, Life Time Fitness delivered strong operational and financial results. Our sound value proposition and unwavering commitment to provide nothing short of the highest quality services and products, and unparalleled experience our members deserve, continued to generate positive results for our company.

Our nation is experiencing a significant health crisis with spiraling healthcare costs. In the face of this alarming trend, we see an ever-increasing number of consumers seeking proactive solutions that allow them to take charge of their own health and wellness. Such measures help adults and children alike face serious challenges with weight, diabetes, heart disease and many other health issues. Within this environment, Life Time Fitness is well positioned to support individuals seeking a healthy and active way of life as a result of our unique centers, programming, services and team of certified and dedicated employees. In turn, this has led to continued strong consumer acceptance of our company.

We remain true to our roots by delivering education, exercise and nutrition information, services and products that help consumers establish – and maintain – results-oriented programs. Our commitment to members' health, wellness and happiness is best reinforced by our brand promise: Feel Good Inside. Collectively, these offerings, combined with our member service and connectivity measures, and value-oriented business model, position us very well relative to others in the health and wellness sector – and in retail overall.

We are extremely committed to our service orientation as a company. So much so that we have adopted a system that allows us to regularly test and measure customer loyalty. By continually reviewing and analyzing our customers' opinions, we have become ever more in tune with their wants and needs. This has allowed us to establish an even stronger platform upon which to deliver an unmatched member experience, while enhancing the impact of our current and future centers.

Since completing our initial public offering in 2004, we have delivered the financial results to which we committed. 2007 was no exception. As we look ahead in 2008, we are not resting on these past achievements. In spite of an ongoing challenging economy, we remain confident in our differentiated and disciplined business model, and with our ability to implement operational enhancements that improve virtually every aspect of our business. Through this, we remain focused on driving member experience, growth and shareholder value.

In 2008, we plan to open 11 centers, three of which will be located in new states for us. We also will continue to invest in our existing centers, programming and services, nutritional products, the expansion of corporate wellness opportunities and ongoing employee training and certification.

At Life Time Fitness, we continue to help people change their lives for the better. I could not be more excited about our future. Thank you for your ongoing commitment to our company.

Sincerely,

Bahram Akradi
Chairman and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2007**
**or**
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from _____ to _____**
**Commission File No. 001-32230**



**Life Time Fitness, Inc.**
(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| **Minnesota** | **41-1689746** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **2902 Corporate Place Chanhassen, Minnesota** | **55317** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **952-947-0000**

Securities registered pursuant to Section 12(b) of the Act

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $.02 par value | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 29, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was $1,699,600,897, based on the closing sale price for the registrant's common stock on that date.

The number of shares outstanding of the Registrant's common stock as of February 18, 2008 was 39,155,468 common shares.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the annual meeting of shareholders to be held April 24, 2008 are incorporated by reference in Part III.

## FORWARD-LOOKING STATEMENTS

The information presented in this Annual Report on Form 10-K under the headings "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties, including those discussed under "Risk Factors" on pages 14 – 18 of this Annual Report on Form 10-K that could cause actual results to differ materially from those projected. Because actual results may differ, we caution you not to place undue reliance on these forward-looking statements. We are not obligated to update these forward-looking statements or publicly release the results of any revisions to them to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

## TABLE OF CONTENTS

# PART I

## Item 1. Business.

### Company Overview

We operate distinctive and large, multi-use sports and athletic, professional fitness, family recreation and resort and spa centers under the LIFE TIME FITNESS® brand. We design, develop and operate our own centers and we focus on providing our members and customers with products and services at a high quality and compelling value in the areas of education, exercise and nutrition..

As of February 29, 2008, we operated 71 centers and one satellite center primarily in residential locations across 16 states. Most Life Time Fitness centers offer 24-hour access to an expansive selection of premium amenities and services, including more than 400 pieces of state-of-the-art cardio, resistance and free-weight training equipment. These amenities include multiple group fitness studios with free classes, a team of certified personal trainers and programming, educational seminars and fitness assessments, a wide selection of adult and youth programs and activities, athletic events, rock climbing walls, multiple basketball courts, squash and/or racquetball courts, Pilates and yoga studios, dry saunas, complimentary towel and locker service, large indoor and outdoor aquatics centers with multiple, two-story waterslides, two large zero-depth recreation pools, a lap pool and children's interactive play area, two whirlpools, an outdoor bistro, a large child center featuring a play maze, computer center, separate infant playroom, and numerous children's activities, a separate family locker room, LifeSpa, which delivers a full range of hair, nail and skin care services, and therapeutic massage, and LifeCafe, which offers the best in nutritional food and beverage services.

We believe our centers provide a desirable and unique experience for our members, resulting in a high number of memberships per center, which we closely manage to optimize the member experience. Since 1992, we have refined our center size and design with the opening of each new center. Of our 71 centers, we consider 62 to be of our large format design. Among these 62 centers, we consider 39 to be of our current model design. Although the size and design of our centers may vary, our business strategy and operating processes remain consistent across all of our centers. Our current model centers generally target 8,500 to 11,500 memberships by offering, on average, 110,000 square feet of multi-use, sports and athletic, professional fitness, family recreation and resort and spa amenities, programs and services. The first of the 39 current model centers opened in 2000.

Our principal executive offices are located at 2902 Corporate Place, Chanhassen, Minnesota 55317, and our telephone number is (952) 947-0000. Our Web site is located at www.lifetimefitness.com. The information contained on our Web site is not a part of this annual report.

### Our Competitive Strengths

***We offer comprehensive and convenient programs and services.***

Our large format centers offer a vast array of high quality programs and services in a resort-like setting. Unlike traditional health clubs, these centers typically offer large indoor and outdoor family recreation pools, climbing walls and basketball and racquet/squash courts, in addition to approximately 400 pieces of cardiovascular, free weight and resistance training equipment and an extensive offering of health and fitness classes. Our national team of member-focused employees, each trained through our specifically designed program of classes, is committed to providing an environment that is clean, educational and entertaining, friendly and inviting, and functional and innovative. Our large format centers generally include luxurious reception areas and locker rooms, child center facilities with spacious play areas, spas offering massage and beauty services and cafes with healthy product offerings throughout the day.

***We offer a value proposition that encourages membership loyalty.***

The amenities, programs and services we offer exceed most other health and fitness center alternatives available to our members. We offer different types of membership plans for individuals, couples and families. Our typical monthly membership dues range from $60 to $80 per month for an individual membership and from $100 to $150 per month for a couple or family membership. Our memberships now include the primary member's children under the age of 12 at a nominal per child monthly cost. We provide the majority of our members with a variety of complimentary services, including group fitness classes, educational seminars and fitness assessments, towel and locker service and a subscription to our award-winning magazine, *Experience Life*. Our membership plans are month-to-month, cancelable at any time by giving advance notice and include initial 30-day money back guarantees. We believe our value proposition and member focused approach creates loyalty among our members.

***We offer a product that is convenient for our members.***

Our centers are generally situated in high-traffic residential areas and are easily accessed and centrally located among the residential, business and shopping districts of the surrounding community. We design, develop and operate our centers to accommodate a large and active membership base by generally providing access to the centers 24 hours a day, seven days a week. In addition, we provide sufficient parking spaces, lockers and equipment to allow our members to exercise with little or no waiting time, even at peak hours and when center membership levels are at targeted capacity. Our child center services are available to the majority of our members for up to two hours per day and most of our centers offer the convenience of spa and cafe services under the same roof.

***We have an established and profitable economic model.***

Our economic model is based on and depends on attracting a large membership base within the first three years after a new center is opened, as well as retaining those members and maintaining tight expense control. For each of the fiscal years from 2005 to 2007, this economic model has resulted in annual revenue growth of 25%, 31% and 28%, respectively, with revenue of $655.8 million in 2007; annual EBITDA growth of 25%, 24% and 33%, respectively, with EBITDA of $197.7 million in 2007; and annual net income growth of 43%, 23% and 35%, respectively, with net income of $68.0 million in 2007. We expect the typical membership base at our large format centers to grow from approximately 35% of targeted membership capacity at the end of the first month of operations to 90% of targeted membership capacity by the end of the third year of operations, which is consistent with our historical performance. Average targeted membership capacity is approximately 7,900 for all of our large format centers and 8,500 to 11;500 for our current model centers. Average revenue at our 29 large format mature centers (those large format centers that reached their 37th month of operation by the end of 2007) approximated $12.1 million for the year ended December 31, 2007. At these centers during the same period, average EBITDA exceeded 37% of revenue and average net income exceeded 15% of revenue. Over the past three years, average revenue has ranged from $12.1 million to $12.5 million, driven by the mix of center size and pricing and our in-center revenue expansion. Our typical investment for the 39 current model centers constructed from 2000 to 2007 has ranged from approximately $18 to $38 million, which includes the purchase of land, the building and approximately $3 million of exercise equipment, furniture and fixtures. The cost of the eight current model centers opened in 2007 averaged approximately $31 million.

***We believe we have a disciplined and sophisticated site selection and development process.***

We believe we have developed a disciplined and sophisticated process to evaluate metropolitan markets in which to build new centers, as well as specific sites for future centers within those markets. This multi-step process is based upon applying our proven successful experience and analysis to predetermined physical, demographic, psychographic and competitive criteria generated from profiles of each of our existing centers. We continue to modify these criteria based upon the performance of our centers. A formal business plan is developed for each proposed new center and the plan must pass multiple stages of management and board of directors' approval. By utilizing a wholly owned construction subsidiary, FCA Construction Company, LLC (FCA Construction), that is dedicated solely to building and remodeling our centers, we maintain maximum flexibility over the design process of our centers and control over the cost and timing of the construction process. As a result of this disciplined process, our large format centers produced, on average, EBITDA in excess of 21% of revenue and net income in excess of 2% of revenue during their first year of operation.

## Our Growth Strategy

Our growth strategy is driven by three primary elements:

***Open new centers.***

We intend to expand our base of centers. In 2007, we opened ten centers, of which we designed and constructed eight current model centers, we purchased an existing large format center and we assumed the operations of one large format center. We expect to open eleven centers in 2008, ten of which are current model centers and one of which is a large format center. One of these centers opened in January and the remaining ten are currently under construction. We plan to open eleven current model centers in 2009. The new centers we plan to open in 2008 and 2009 will be built in both new and existing markets.

***Increase membership and optimize membership dues.***

Of our 70 open centers at December 31, 2007, 32 had not yet reached maturity, which we define as the 37th month of operations. These 32 centers averaged 66% of targeted membership capacity as of December 31, 2007. We expect the continuing increase in memberships at these centers to contribute significantly to our future growth as these centers move toward our goal of 90% of targeted membership capacity by the end of their third year of operations. We also plan to continue to drive membership growth at mature centers that are not yet at targeted capacity.

In addition to increasing membership levels, we focus on optimizing our membership dues by offering four different types of centers and membership types: Bronze, Gold, Platinum and Onyx, which are based on center amenities, services, location and capacity. Each membership type offers a distinctive pricing level, single, couple and family types and associated center access and membership privileges, along with affinity partner benefits outside of our centers. In order to achieve these goals, we focus on demographics, center usage and membership trends, and employ marketing programs to effectively communicate our value proposition to existing and prospective members.

***Increase in-center products and services revenue.***

From 2003 to 2007, revenue from the sale of in-center products and services grew from $55.6 million to $182.2 million (34.5% compound annual growth rate) and we increased in-center revenue per membership from $242 to $387. We believe the revenue from sales of our in-center products and services will continue to grow at a faster rate than membership dues or enrollment fees. Our centers offer a variety of in-center programs, products and services, including individual and group sessions with certified professional personal trainers and registered dieticians, LifeSpa services, member activities programs, wellness programs, Pilates and yoga, tennis programs and healthy food at our quick-service LifeCafe restaurant. We expect to continue to drive in-center revenue by increasing sales of our current in-center products and services and introducing new products and services to our members.

## Our Industry

We participate in the large and growing U.S. health and wellness industry, which we define to include health and fitness centers, fitness equipment, athletics, physical therapy, wellness education, nutritional products, athletic apparel, spa services and other wellness-related activities. According to International Health, Racquet & Sportclub Association ("IHRSA"), the estimated market size of the U.S. health club industry, which is a relatively small part of the health and wellness industry, was approximately $17.6 billion in revenues for 2006 and 42.7 million memberships with approximately 29,000 clubs as of January 2007. Based on IHRSA membership data, the percentage of the total U.S. population with health club memberships increased from 14.1% in 2002 to 16.0% in 2006. Over this same period, total U.S. health club industry revenues increased from $13.1 billion to $17.6 billion.

**Our Philosophy — A "Healthy Way of Life" Company**

We offer our members a healthy way of life in the areas of exercise, education and nutrition by providing high quality products and services both in and outside of our centers. We promote continuous education as an easy and inspiring part of every member's experience by offering free seminars on health and nutrition to educate members on the benefits of a regular fitness program and a well-rounded lifestyle. Moreover, our centers offer interactive learning opportunities, such as personal training, group fitness sessions and member activities classes and programs. We believe that by helping our members experience the rewards of challenging and investing in themselves, they will associate our company with healthy living.

**Our Sports and Athletic, Professional Fitness, Family Recreation and Resort/Spa Centers**

***Size and Location***

Our centers have evolved over the past several years. Out of our 71 centers and one satellite center, 62 are of our large format design and 39 of these 62 centers conform to our current model center. Our current model center averages 110,000 square feet and serves as an all-in-one sports and athletic club, professional fitness facility, family recreation center and spa and resort. Our distinctive format is designed to provide an efficient and inviting use of space that accommodates our targeted capacity of 8,500 to 11,500 memberships and provides a premium assortment of amenities and services. Our 23 centers that have the large format design, but do not conform to our current model center, average approximately 95,000 square feet and have an average targeted capacity of 7,900 memberships. Generally, targeted capacity for a center is 750 to 1,000 memberships for every 10,000 square feet at a center. This targeted capacity is designed to maximize the customer experience based upon our historical understanding of membership usage, facility layout, number of family memberships and pricing. Our centers are centrally located in areas that offer convenient access from the residential, business and shopping districts of the surrounding community, and also generally provide free and ample parking.

***Center Environment***

Our centers combine modern architecture and décor with state-of-the-art amenities to create a friendly and inviting, functional and innovative health, fitness, recreation and relaxation destination for the entire family. The majority of our current model centers and most of our large format centers are freestanding buildings designed with open architecture and naturally illuminated atriums that create a spacious, inviting atmosphere. From the limestone floors, natural wood lockers and granite countertops to safe and bright child centers, each room is carefully designed to create an appealing and luxurious environment that attracts and retains members and encourages them to visit the center. Moreover, we have specific staff members who are responsible for maintaining the cleanliness and neatness of the locker room areas, which contain approximately 800 lockers, throughout the day and particularly during the center's peak usage periods. We continually update and refurbish our centers to maintain a high-quality experience. Our commitment to quality and detail provides a similar look and feel at each of our large format centers.

*Equipment and Programs*

The table below displays the wide assortment of amenities, services, activities and events typically found at our large format centers, including our current model centers:

| Amenities | Services | Activities and Events |
|---|---|---|
| Basketball/Volleyball Courts | 24-Hour Availability | Aquatics |
| Cardiovascular Training | Fitness Assessments | Athletic Leagues |
| Child Center | Educational Seminars | Birthday Parties |
| Free Weights | Subscription to *Experience Life* | Eastern/Martial Arts |
| Group Fitness Studios | Towel Service | Kid's Club |
| Lap Pool | Use of Lockers | Pilates |
| Racquetball/ Squash Courts | Massage Therapy | Run Club |
| Resistance Training | Nutritional Products | Scuba Lessons |
| Rock Climbing Cavern | Personal Training | Studio Cycling |
| Saunas | T.E.A.M. Programs | Sports-specific Training Camps |
| Two-story Waterslides | $O_2$ Cardio Training | Summer Camps |
| Whirlpools | Metabolic Testing | Swimming Lessons |
| Zero-depth Entry Swimming Pools | Nutrition Coaching | Yoga |
| LifeStudio | | Educational Camps |
| LifeCafe | | Dance Classes |
| LifeSpa | | Athletic Events |
| Pool-side Bistro | | |
| Men's, Women's and Family Locker Rooms | | |

*Fitness Equipment and Facilities.* To help a member develop and maintain a healthy way of life, train for athletic events or lose weight, our centers have up to 400 pieces of cardiovascular, free weight and resistance training equipment. Exercise equipment is arranged in spacious workout areas to allow for easy movement from machine to machine, thus providing a convenient and efficient workout. Equipment in these areas is arranged in long parallel rows that are clearly labeled by muscle group, allowing members to easily customize their exercise programs and reduce downtime during their workouts. Due to the large amount of equipment in each center, members rarely have to wait to use a machine. We have in-house technicians that service and maintain our equipment, which generally enables us to repair or replace any piece of equipment within 24 hours. In addition, we have a comprehensive system of large-screen televisions in the fitness area, and members can tune their personal headsets to a radio frequency to hear the audio for each television program and obtain helpful health and fitness information.

Our current model centers have full-sized indoor and outdoor recreation pools with zero depth entrances and water slides, lap pools, saunas, steam baths and whirlpools. These centers also have at least two regulation-size basketball courts that can be used for various sports activities, as well as other dedicated facilities for group fitness, rock climbing, racquetball and/or squash. In addition, 12 of our current model and large format centers and our satellite center, have tennis courts. Programs at these tennis facilities include professional instruction and leagues.

*Personalized Services for Individuals and Small Groups.* We offer programs featuring our certified professional personal trainers or registered dieticians that involve regular one-on-one sessions designed to help members achieve their healthy way of life goals. Our personal trainers are required to be certified by one of the nationally accredited certification bodies. On average, we employ 25 personal trainers at a current model center. Our personal trainers are skilled in assessing and formulating safe and effective individual and group exercise programs. One of those programs, our Metabolic Testing program, includes two different tests that provide members valuable metabolic data at rest and during exercise to help optimize their fitness and nutrition programs. In addition to one-on-one sessions, we offer other personalized small group activities, including our T.E.A.M. (Training – Education – Accountability – Motivation) Weight Loss program. Our T.E.A.M. Weight Loss program focuses on exercise, education and nutrition and provides the resources as well as support needed for long-term weight loss success. The success of T.E.A.M. Weight Loss led to the creation of another group class, T.E.A.M. Fitness. Our Cardi$O_2$ Run training program focuses on training in the right heart rate zones, for the right duration of time and at the right frequency to burn fat more efficiently while improving overall health and wellness. Our registered dieticians, which we refer to as nutrition coaches, promote healthy eating habits by planning food and nutrition programs based on their knowledge of metabolism and the biochemistry of nutrients and food components. We employ, on average, one registered dietician in a current model center.

*Fitness Programs and Classes.* Our centers offer fitness programs, including group fitness classes and health and wellness training seminars on subjects ranging from mastering your metabolism to personal nutrition. Each current model center has at least two group fitness studios and makes use of the indoor and outdoor pool areas for classes. We offer a LifeStudio mind/body area for yoga and Pilates as well as a studio dedicated to studio cycling in our current model centers. On average, we offer 85 group fitness classes per week at each current model center, including studio cycling, step workout, dance classes, circuit training and fitness yoga classes. These classes generally are free of charge to our members. The volume and variety of activities at each center allow each member of the family to enjoy the center, whether participating in personalized activities or with other family members in group activities.

*Other Center Services.* Our large format centers feature a LifeCafe, which offers fresh and healthy sandwiches, snacks and shakes to our members. Our LifeCafe offers members the choice of dining indoors, ordering their meals and snacks to go or, in each of our current model centers and certain of our other large format centers, dining outdoors at the poolside bistro. Our LifeCafes also carry our own line of nutritional products, third-party nutritional products, sports accessories and personal hygiene products.

Our current model centers and almost all of our other large format centers also feature a LifeSpa, which is a full-service spa located inside the centers. Our LifeSpas offer hair, body, skin care and massage therapy services, customized to each client's individual needs. The LifeSpas are located in separate, self-contained areas that provide a relaxing and rejuvenating environment.

Almost all of our centers offer on-site child centers for children ages three months to 11 years for up to two hours while members use our centers. The children's area features a play maze, computer center, separate infant playroom, and numerous children's activities. We hire experienced personnel that are dedicated to working in the child centers to ensure that children have an enjoyable and safe experience.

All of our large format centers offer a variety of programs for children, including swimming lessons, activity programs, martial arts classes, sports programs and craft programs, all of which are open to both members and non-members. We also offer several children's camps during the summer and holidays. For adults, we offer various sports leagues and martial arts classes.

***Membership***

Our month-to-month membership plans typically include 24-hour access, locker and towel service, a full range of educational programs and other premium amenities. Moreover, we offer an initial 30-day money back guarantee on upfront membership enrollment fees and the first month's membership dues, which is a longer period than required by state law and longer than offered by most other health clubs. We believe our unique centers and service, broad appeal to multiple family members and attractive value proposition are key to our membership growth. We continually monitor member satisfaction through phone and online surveys, secret shoppers and roundtable forums that enable us to collect feedback from our members and incorporate that feedback into our offerings.

As part of our value proposition, our new members may take advantage of equipment orientations and participate in a fitness assessment, which consists of fitness testing, exercise history, percent body fat measurement and goal setting. Fitness clinics on different types of workouts and other courses in nutrition and stress management are also offered free of charge.

In February 2008, we changed the names of our membership types from Fitness, Sports, Advantage and Athletic, to Bronze, Gold, Platinum and Onyx, to provide our members with a user-friendly system designed to easily differentiate center access and additional benefits by membership type. We have a flexible membership structure, which includes different types of membership plans, the most common of which are the Bronze and Gold plans. The following table compares the different membership types:

| | **Bronze** | **Gold** | **Platinum** | **Onyx** |
|---|---|---|---|---|
| | A great experience at our most affordable rate | Many center choices plus benefits outside the center | Nationwide access, premium partner benefits and tennis | The ultimate in access, service, amenities and benefits |
| **Center access** | All bronze centers | All Bronze and Gold centers | All Bronze, Gold and Platinum centers | All Life Time Fitness locations nationwide, including Life Time Athletic centers |
| **In-center amenities** | Free towels, free lockers and two VIP passes per year | All Bronze benefits plus: free climbing wall, free racquetball and squash and four VIP passes per year | All Gold benefits, plus: access to tennis centers and six VIP passes per year | All Platinum benefits, plus eight VIP passes per year |
| **Partner benefits** | 10+ local and national partners | 500+ local and national partners | 575+ local and national partners | 575+ local and national partners |

We have always offered a convenient month-to-month membership, with no long-term contracts, a low, one-time enrollment fee and an initial 30-day money back guarantee. Depending upon the market area and the membership plan, new members typically pay a one-time enrollment fee of $99 to $399 for individual members, plus an add-on fee of $60 to $100 for each additional family member over the age of 12. Members typically pay monthly membership dues ranging from $60 to $80 for individuals and $100 to $150 for couples or families for Gold or Platinum memberships. In addition, new members pay a $6 per child monthly fee to include junior members on a membership. Our current model centers average approximately 2.5 people per membership.

*Usage*

Our centers are generally open 24 hours a day, seven days a week and our current model centers average approximately 68,000 visits per month after the first year of operations. We typically experience the highest level of member activity at a center during the 5:00 a.m. to 11:00 a.m. and 4:00 p.m. to 8:00 p.m. time periods on weekdays and during the 8:00 a.m. to 5:00 p.m. time period on weekends. Our centers are staffed accordingly to provide each member with a positive experience during peak and non-peak hours. Total usage for 2007 was 42.1 million visits, as compared to 33.8 million visits in 2006, an increase of 24.6%.

**New Center Site Selection and Construction**

*Site Selection.* Our management devotes significant time and resources to analyzing each prospective site on the basis of predetermined physical, demographic, psychographic and competitive criteria in order to achieve maximum return on our investment. Our ideal site for a current model center is a tract of land with at least 10 acres and a relatively flat topography affording good access and proper zoning. We typically target market areas that have at least 150,000 people within a trade area that meet certain demographic criteria regarding income, education, age and household size. We continue to seek trade areas with increasingly higher income demographics. Two of the centers we plan to open in 2008 will adapt our current model center to three stories and allows us access to more densely developed trade areas that meet our demographic criteria. We focus mainly on markets that will allow us to operate multiple centers that create certain efficiencies in marketing and branding activities; however, we select each site based on whether that site can support an individual center on a stand-alone basis.

After we identify a potential site, we develop a business plan for the center on the site that requires approvals from all areas of operations and the finance committee of our board of directors. We believe that our structured process provides discipline and reduces the likelihood that we would develop a site that the market cannot support. As a result of this disciplined process, our large format centers produced, on average, EBITDA in excess of 21% of revenue and net income in excess of 2% of revenue during their first year of operation.

*Design and Construction.* We have a wholly owned subsidiary, FCA Construction, which is our experienced in-house design and construction team. This subsidiary is solely dedicated to overseeing the design and construction of each center through opening and all remodels.

The architecture division is comprised of approximately 20 employees and includes our architects who have developed a prototypical set of design and construction plans and specifications that can be easily adapted to each new site to build our current model centers. The architects also assist in obtaining bids and permits in connection with constructing each new center.

The construction division is comprised of approximately 170 employees and includes the onsite project management for each new site and remodel, as well as all of the other back office responsibilities, such as estimation, accounting and sub-contractor selection. We have dedicated internal personnel who work on expediting the permit process and scheduling the project. Our bid phase specialists obtain referrals for local subcontractors and monitor project costs, and they also coordinate compliance with safety requirements and prepare site documentation. Our project management group oversees the construction of each new center and works with our architects to review bids and monitor quality. Our construction procurement group bids each component of our projects to ensure cost-effective pricing and by using the same materials at each center to maintain a consistent look and feel, we are generally able to purchase materials in sufficient quantities to receive favorable pricing. Each center has an on-site construction manager responsible for coordinating the entire project. In recent years, we have expanded our construction division beyond project management to include in-house millwork for our lockers and in-house precast and concrete for the forms of our centers.

By utilizing FCA Construction, we are able to maximize our flexibility in the design process, retain control over the cost and timing of the construction process and realize cost savings on each project. Nearly all of the costs of the FCA Construction subsidiary are capitalized as a part of the overall initial investment in the center or the remodel. Any remaining unallocated costs are recognized as an expense in the period incurred. Because FCA Construction performs services solely for us, we do not recognize any revenue or profit related to FCA Construction's operations.

**Marketing and Sales**

*Overview of Marketing.* Our centralized marketing agency is responsible for generating membership leads for our sales force, supporting our corporate business and promoting our brand. Our marketing agency consists of four fully integrated divisions which are new member acquisition, planning and analysis, creative development and production, and Web development. By centralizing our marketing effort, we bring our marketing experience and strategy to each new market we enter in a coordinated manner. We also market to corporations and, in some situations, we offer discounted enrollment fees for persons associated with these corporations. Membership enrollment activity is tracked to gauge the effectiveness of each marketing medium, which can be adjusted as necessary from a center's pre-opening phase through and including maturity.

*Overview of Sales.* We have a trained and certified, commissioned sales staff in each center that is responsible for converting the leads generated by our centralized marketing agency into new memberships. During the pre-opening and grand opening phases described below, we have up to 12 membership advisors on staff at a center. As the center matures, we reduce the number of membership advisors on staff to between seven and eight professionals. Our sales staff also uses our customer relationship management system to understand members' interests and to manage existing member relationships.

*Pre-Opening Phase.* We generally begin selling memberships up to nine months prior to a center's scheduled opening. New members are attracted during this period primarily through a portfolio of broad-reach and targeted consumer and business-to-business media as well as referral promotions. To further attract new members during this period, we offer discounted pre-opening enrollment fees and distribute free copies of our *Experience Life* magazine to households in the immediate vicinity of the new center.

*Grand Opening Phase.* We deploy a marketing program during the first month of a center's operation that builds on our pre-opening efforts. The reach and frequency of the advertising campaign culminate when all households within a strategically designated trade area, based on local access considerations, housing density and travel patterns, receive targeted advertising. Simultaneously, prospective members receive special invitations to grand opening activities and educational seminars designed to assist them in their orientation to the center. Our corporate clients receive special enrollment opportunities, as well as invitations to open house activities.

*Membership Growth Phase.* After the grand opening phase, marketing activities and costs decrease as drive-by visibility and word-of-mouth marketing become more influential. The goal of each center is to achieve consistent membership growth until targeted capacity is reached. Once the center has reached its targeted capacity, marketing efforts are directed at keeping membership levels stable and at growing other in-center services to existing members. Marketing plans for each center are formulated on an annual basis and reviewed monthly by marketing and center-level sales personnel. At monthly intervals, a comprehensive situation analysis is performed to ensure sales and retention objectives are meeting the goals of the center's business plan.

**Leveraging the LIFE TIME FITNESS Brand**

We are building a national brand by delivering high-quality centers, products and services in the areas of exercise, education and nutrition at a great value. We are further strengthening the LIFE TIME FITNESS brand by growing our *Experience Life* magazine, our internationally-recognized triathlon and our line of nutritional products.

*Education.* Core to our member commitment is the delivery of educational information that supports healthy and active lifestyles. We uphold this by offering healthy-way-of-life features, news, tips and recipes on our Web sites, www.lifetimefitness.com and www.experiencelifemag.com, providing classes at our centers and distributing our award-winning *Experience Life* magazine to most of our members.

Our *Experience Life* magazine includes an average of 98 full-color pages of health tips and insights, articles featuring quality-of-life topics and advertisements and has a current circulation of approximately 615,000 copies to all of our members, non-member subscribers, households in new market areas and selected major bookstores nationwide. *Experience Life* averages 35 pages of advertising per issue and is expected to be published 10 times in 2008. In 2007, *Experience Life* was honored with a top national prize for excellence in best overall design and best how-to article and a Minnesota Magazine Publications Association gold medal for Overall Excellence.

*Athletic Events.* Our annual Life Time Fitness Triathlon, held in Minneapolis, Minnesota, attracted participants from 40 states and 11 countries in 2007, as well as national sponsors. The Life Time Fitness Triathlon offers a professional division for one of the sport's largest prize purses. The event draws significant selected local, national and international media coverage. We also launched the Life Time Fitness Triathlon Series, consisting of the Nautica New York City Triathlon, Accenture Chicago Triathlon, Kaiser Permanente Los Angeles Triathlon, the Life Time Fitness-produced Toyota U.S. Open Triathlon in Dallas and the Life Time Fitness Triathlon. This Series, open to all athletes, provides professional athletes with the opportunity to compete from race to race for a chance to win their portion of a total prize purse worth more than $1.0 million. In addition to the Life Time Fitness Triathlon, we organize several shorter run/walks during the year, such as the 5K Reindeer Run in most of the cities where we have centers, the Torchlight 5K Run and Turkey Day 5K in Minneapolis, Minnesota, the Run Wild 5K Fun Run & Walk in Phoenix, Arizona, as well as indoor triathlons in many of our centers.

*Nutritional Products.* We offer a line of nutritional products, including multi-vitamins, energy bars, powder drink mixes, ready-to-drink beverages and supplements. Our products use high quality ingredients and are available in our LifeCafes and through our Web site. Our current nutritional product line focuses on four areas, which are daily health, weight management, energy and athletic performance. Our weight management products work safely and effectively to help manage weight. Our formulations are created and extensively tested by a team of external scientific experts. We use experienced and professional third parties to manufacture our nutritional products and commission independent testing to ensure that the product labels accurately list the ingredients delivered in the products.

## Our Employees

Most of our current model centers are staffed with an average of 250 full-time and part-time employees, of which approximately 11 are in management positions, and all of whom are trained to provide members with a positive experience. Our personal trainers, registered dieticians, massage therapists, physical therapists and cosmetologists are required to maintain a professional license or one of their industry's top certifications, as the case may be. Each center typically has a general manager, an operations department head and a sales department head to ensure a well-managed center and a motivated work force.

All center employees are required to participate in a training program that is specifically designed to promote a friendly and inviting environment at each center and a consistent standard of performance across all of our centers. Employees also receive ongoing mentoring, and continuing education is required before they are permitted to advance to other positions within our company.

As of December 31, 2007, we had approximately 15,000 employees, including approximately 9,500 part-time employees. We are not a party to a collective bargaining agreement with any of our employees. Although we experience turnover of non-management personnel, historically we have not experienced difficulty in obtaining adequate replacement personnel. In general, we believe relations with our employees are good.

## Information Systems

In addition to our standard operating and administrative systems, we utilize an integrated and flexible member management system to manage the flow of member information within each of our centers and between centers and our corporate office. We have designed and developed the system to allow us to collect information in a secure and easy-to-use environment. Our system enables us to, among other things, enroll new members with a paperless membership agreement, acquire digital pictures of members and capture and maintain specific member information, including frequency of use. The system allows us to streamline the collection of membership dues electronically, thereby offering additional convenience for our members while at the same time reducing our corporate overhead and accounts receivable. We have a customer relationship management system to enhance our marketing campaigns and management oversight regarding daily sales and marketing activities.

## Competition

There are a number of health club industry participants that compete directly and indirectly with us that may have significantly greater economies of scale. However, due to the innovative nature of our comprehensive programming, product and service offering, we believe that there are no competitors in this industry offering the same experience and services we offer at a comparable value and quality. We consider the following groups to be the primary competitors in the health and fitness industry:

- health club operators, including 24 Hour Fitness Worldwide, Inc., Bally Total Fitness Holding Corporation, Equinox Holdings, Inc., LA Fitness International, LLC and Town Sports International, Inc.;
- the YMCA and similar non-profit organizations;
- physical fitness and recreational facilities established by local governments, hospitals and businesses;
- local salons, cafes and businesses offering similar ancillary services;
- exercise and small fitness clubs and studios, including Anytime Fitness, Curves International and Snap Fitness;
- racquet, tennis and other athletic clubs;
- amenity and condominium clubs;
- country clubs; and
- the home-use fitness equipment industry.

Competition in the health club industry varies from market to market and is based on several factors, including the breadth of product and service offerings, the level of enrollment fees and membership dues, the flexibility of membership options and the overall quality of the offering. We believe that our comprehensive product offering and focus on services, amenities and value provide us with a distinct competitive advantage.

**Government Regulation**

All areas of our operations and business practices are subject to regulation at federal, state and local levels. The general rules and regulations of the Federal Trade Commission and other consumer protection agencies apply to our advertising, sales and other trade practices. State statutes and regulations affecting the health club industry have been enacted or proposed that prescribe certain forms for, and regulate the terms and provisions of, membership contracts, including:

- giving the member the right under various state "cooling-off" statutes to cancel, in most cases, within three to ten days after signing, his or her membership and receive a refund of any enrollment fee paid;
- requiring an escrow for funds received from pre-opening sales or the posting of a bond or proof of financial responsibility; and
- establishing maximum prices and terms for membership contracts and limitations on the financing term of contracts.

We are subject to federal and state regulations governing the manufacture and sale of supplement and food products in the U.S. The U.S. Food and Drug Administration and the Federal Trade Commission are increasingly scrutinizing claims made for supplement and food products, especially claims related to weight loss. We work with the manufacturers of our food and supplement products to ensure that appropriate regulatory notices have been provided, where necessary.

All laws, rules and regulations are subject to varying interpretations by a large number of state and federal enforcement agencies and the courts. We maintain internal review procedures in order to comply with these requirements and believe our activities are in substantial compliance with all applicable statutes, rules and decisions.

**Trademarks and Trade Names**

We own several trademarks and service marks registered with the U.S. Patent and Trademark Office ("USPTO"), including "LIFE TIME FITNESS®," "EXPERIENCE LIFE®"and "Life Time Fitness Triathlon Series®." We have also registered our logo, our design depicting six circles of fitness activities and our LIFE TIME FITNESS Triathlon logo. We have several applications pending with the USPTO for trademark registrations. We also registered the "LIFE TIME FITNESS" mark in certain foreign countries. In addition to our trademarks, we filed a patent application for one of our nutritional products.

We believe our trademarks and trade names have become important components in our marketing and branding strategies. We believe that we have all licenses necessary to conduct our business. In particular, we license the mark "LIFE TIME" in connection with our nutritional products so that we can market and distribute them under the LIFE TIME FITNESS brand.

**Available Information**

Our Web site is *www.lifetimefitness.com.* We make available through our Web site all reports and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

## Item 1A. Risk Factors.

***We may be unable to attract and retain members, which could have a negative effect on our business.***

The success of our business depends on our ability to attract and retain members, and we cannot assure you that we will be successful in our marketing efforts or that the membership levels at our centers will not materially decline, especially at those centers that have been in operation for an extended period of time. All of our members can cancel their membership at any time upon providing advance notice. In addition, we experience attrition and must continually attract new members in order to maintain our membership levels and sales from in-center services. There are numerous factors that could lead to a decline in membership levels or sales of in-center services that could prevent us from increasing membership at newer centers where membership is generally not yet at a targeted capacity, including changes in discretionary spending trends and general economic conditions, market maturity or saturation, a decline in our ability to deliver quality service at a competitive price, direct and indirect competition in the areas where our centers are located and a decline in the public's interest in health and fitness.

***Because of the capital-intensive nature of our business, we may have to incur additional indebtedness or issue new equity securities and, if we are not able to obtain additional capital, our ability to operate or expand our business may be impaired and our operating results could be adversely affected.***

Our business requires significant levels of capital to finance the development of additional sites for new centers and the construction of our centers. If cash from available sources is insufficient or unavailable due to restrictive credit markets, or if cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event that we are required or choose to raise additional funds, we may be unable to do so on favorable terms or at all. Furthermore, the cost of debt financing could significantly increase, making it cost-prohibitive to borrow, which could force us to issue new equity securities. If we issue new equity securities, existing shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to execute on current growth plans, take advantage of future opportunities or respond to competitive pressures. Any inability to raise additional capital when required could have an adverse effect on our business plans and operating results.

***If we are unable to identify and acquire suitable sites for new sports and athletic, professional fitness, family recreation and resort/spa centers, our revenue growth rate and profits may be negatively impacted.***

To successfully expand our business, we must identify and acquire sites that meet the site selection criteria we have established. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. We face significant competition for sites that meet our criteria, and as a result we may lose those sites, our competitors could copy our format or we could be forced to pay significantly higher prices for those sites. If we are unable to identify and acquire sites for new centers, our revenue growth rate and profits may be negatively impacted. Additionally, if our analysis of the suitability of a site is incorrect, we may not be able to recover our capital investment in developing and building the new center.

***Delays in new center openings could have a material adverse effect on our financial performance.***

In order to meet our objectives, it is important that we open new centers on schedule. A significant amount of time and expenditure of capital is required to develop and construct new centers. If we are significantly delayed in opening new centers, our competitors may be able to open new clubs in the same market before we open our centers. This change in the competitive landscape could negatively impact our pre-opening sales of memberships and increase our investment costs. In addition, delays in opening new centers could hurt our ability to meet our growth objectives. Our ability to open new centers on schedule depends on a number of factors, many of which are beyond our control. These factors include:

- obtaining acceptable financing for construction of new sites;
- obtaining entitlements, permits and licenses necessary to complete construction of the new center on schedule;
- recruiting, training and retaining qualified management and other personnel;
- securing access to labor and materials necessary to develop and construct our centers;
- delays due to material shortages, labor issues, weather conditions or other acts of god, discovery of contaminants, accidents, deaths or injunctions; and
- general economic conditions.

***We may incur rising costs related to construction of new centers and maintaining our existing centers. If we are not able to pass these cost increases through to our members, our returns may be adversely affected.***

Our centers require significant upfront investment. If our investment is higher than we had planned, we may need to outperform our operational plan to achieve our targeted return. Over the longer term, we believe that we can offset cost increases by increasing our membership dues and other fees and improving profitability through cost efficiencies; however, higher costs in certain regions where we are opening new centers during any period of time may be difficult to offset in the short-term.

***The opening of new centers in existing locations may negatively impact our same-center revenue increases and our operating margins.***

We currently operate centers in 16 states. During 2008, we plan to open 11 centers, eight of which are in existing markets. With respect to existing markets, it has been our experience that opening new centers may attract some memberships away from other centers already operated by us in those markets and diminish their revenues. In addition, as a result of new center openings in existing markets, and because older centers will represent an increasing proportion of our center base over time, our same-center revenue increases may be lower in future periods than in the past.

Another result of opening new centers is that our center operating margins may be lower than they have been historically while the centers build membership base. We expect both the addition of pre-opening expenses and the lower revenue volumes characteristic of newly-opened centers to affect our center operating margins at these new centers. We also expect certain operating costs, particularly those related to occupancy, to be higher than in the past in some newly-entered geographic regions. As a result of the impact of these rising costs, our total center contribution and operating margins may be lower in future periods than they have been in the past.

***Our continued growth could place strains on our management, employees, information systems and internal controls which may adversely impact our business and the value of your investment.***

Over the past several years, we have experienced significant growth in our business activities and operations, including an increase in the number of our centers. Our past expansion has placed, and any future expansion will place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations functions. These processes are time-consuming and expensive, will increase management responsibilities and will divert management attention.

***The anticipated benefits of operating additional leased centers may not be realized.***

In July 2006, we entered into two lease agreements to operate seven health and fitness centers that were previously leased and operated by another health and fitness company and in September 2007, we entered into one lease agreement for a center that was previously leased and operated by another health and fitness company. We entered into new leases for these centers with the expectation that we would be able to convert the members at these centers to memberships with us, retain the employees at these centers as our employees and utilize operating efficiencies since seven of the centers are located in two of our existing markets. Achieving the anticipated benefits of these centers is subject to a number of uncertainties, including whether we integrate these centers in an efficient and effective manner and continue to retain the members and employees, whether we complete anticipated capital improvements in a timely manner and obtain planned operating effectiveness. Failure to achieve these anticipated benefits could result in decreases in the amount of expected revenues and profits and diversion of management's time and energy, which could materially impact our business, financial condition and operating results.

***Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.***

As of December 31, 2007, we had total consolidated indebtedness of $564.6 million, consisting principally of obligations under term notes that are secured by certain of our properties, borrowings under our revolving credit facility that are secured by certain personal property, mortgage notes that are secured by certain of our centers and obligations under capital leases.

Our level of indebtedness could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for capital expenditures, working capital, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
- we will need a substantial portion of our cash flow to pay the principal of, and interest on, our indebtedness, including indebtedness that we may incur in the future;
- payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;
- a substantial decrease in our cash flows from operations or a substantial increase in our investment in new centers could make it difficult for us to meet our debt service requirements and force us to modify our operations;
- we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;
- our debt level may make us more vulnerable and less flexible than our competitors to a downturn in our business or the economy in general; and
- some of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations.

In addition to the amount of indebtedness outstanding as of December 31, 2007, we had access to an additional $66.7 million under our credit facilities. We also have the ability to incur new debt, subject to limitations under our existing credit facilities and in our debt financing agreements. Furthermore, we have 13 centers financed by Teachers Insurance and Annuity Association of America ("TIAA") that are subject to cross-default and cross-collateral provisions, which would allow the lender to foreclose on each of these 13 centers if there is an event of default related to one or more of these centers. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, could intensify.

***If our founder and chief executive officer leaves our company for any reason, it could have a material adverse effect on us.***

Our growth and development to date have been largely dependent upon the services of Bahram Akradi, our Chairman of the Board of Directors, Chief Executive Officer and founder. If Mr. Akradi ceases to be Chairman of the Board of Directors and Chief Executive Officer for any reason other than due to his death or incapacity or as a result of his removal pursuant to our articles of incorporation or bylaws, we will be in default under the loan documents for our 13 centers financed with TIAA. As a result, Mr. Akradi may be able to exert disproportionate control over our company because of the significant consequence of his departure. We do not have any employment or non-competition agreement with Mr. Akradi.

***The health club industry is highly competitive and our competitors may have greater name recognition than we have.***

We compete with other health and fitness centers, physical fitness and recreational facilities established by local non-profit organizations, governments, hospitals, and businesses, local salons, cafes and businesses offering similar ancillary services, and to a lesser extent, amenity and condominium clubs and similar non-profit organizations, exercise studios, racquet, tennis and other athletic clubs, country clubs and the home fitness equipment industry. Competitors, which may have greater name recognition than we have, may compete with us to attract members in our markets. Non-profit and government organizations in our markets may be able to obtain land and construct centers at a lower cost than us and may be able to collect membership fees without paying taxes, thereby allowing them to lower their prices. This competition may limit our ability to increase membership fees, retain members, attract new members and retain qualified personnel.

***Competitors could copy our business model and erode our market share, brand recognition and profitability.***

We cannot assure you that our competitors will not attempt to copy our business model, or portions thereof, and that this will not erode our market share and brand recognition and impair our growth rate and profitability. In response to any such competitors, we may be required to decrease our membership fees, which may reduce our operating margins and profitability.

***We have significant operations concentrated in certain geographic areas, and any disruption in the operations of our centers in any of these areas could harm our operating results.***

We currently operate multiple centers in several metropolitan areas, including 25 in the Minneapolis/ St. Paul market, eight in the Chicago market, seven in the Dallas market, and six in the Detroit market, with continued planned expansion in current and new markets. As a result, any prolonged disruption in the operations of our centers in any of these markets, whether due to technical difficulties, power failures or destruction or damage to the centers as a result of a natural disaster, fire or any other reason, could harm our operating results. In addition, our concentration in these markets increases our exposure to adverse developments related to competition, as well as economic and demographic changes in these areas.

***If we cannot retain our key personnel and hire additional highly qualified personnel, we may not be able to successfully manage our operations and pursue our strategic objectives.***

We are highly dependent on the services of our senior management team and other key employees at both our corporate headquarters and our centers, and on our ability to recruit, retain and motivate key personnel. Competition for such personnel is intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could materially and adversely affect us.

***We could be subject to claims related to health or safety risks at our centers.***

Use of our centers poses potential health or safety risks to members or guests through exertion and use of our equipment, swimming pools, rock climbing walls, waterslides and other facilities and services. We cannot assure you that claims will not be asserted against us for injury or death suffered by someone using our facilities or services. In addition, the child center services we offer at our centers expose us to claims related to child care. Lastly, because we construct our own centers, we also face liability in connection with the construction of these centers.

***We are subject to extensive government regulation, and changes in these regulations could have a negative effect on our financial condition and results of operations.***

Various federal and state laws and regulations govern our operations, including:

- general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe certain forms and provisions of membership contracts and that govern the advertising, sale and collection of our memberships;
- state and local health regulations;
- federal regulation of health and nutritional products; and,
- regulation of rehabilitation service providers.

Any changes in such laws could have a material adverse effect on our financial condition and results of operations.

***We could be subject to claims related to our nutritional products.***

The nutritional products industry is currently the source of proposed federal laws and regulations, as well as numerous lawsuits. We advertise and offer for sale proprietary nutritional products within our centers and through our Web site. We cannot assure you that there will be no claims against us regarding the ingredients in, manufacture of or results of using our nutritional products. Furthermore, we cannot assure you that any rights we have under indemnification provisions or insurance policies will be sufficient to cover any losses that might result from such claims.

***If it becomes necessary to protect or defend our intellectual property rights or if we infringe on the intellectual property rights of others, we may become involved in costly litigation or be required to pay royalties or fees.***

We may have disputes with third parties to enforce our intellectual property rights, protect our trademarks, determine the validity and scope of the proprietary rights of others or defend ourselves from claims of infringement, invalidity or unenforceability. Such disputes may require us to engage in litigation. We may incur substantial costs and a diversion of resources as a result of such disputes and litigation, even if we win. In the event that we do not win, we may have to enter into royalty or licensing agreements, we may be prevented from using the marks within certain markets in connection with goods and services that are material to our business or we may be unable to prevent a third party from using our marks. We cannot assure you that we would be able to reach an agreement on reasonable terms, if at all. In particular, although we own an incontestable federal trademark registration for use of the LIFE TIME FITNESS® mark in the field of health and fitness centers, we are aware of entities in certain locations around the country that use LIFE TIME FITNESS or a similar mark in connection with goods and services related to health and fitness. The rights of these entities in such marks may predate our rights. Accordingly, if we open any centers in the areas in which these parties operate, we may be required to pay royalties or may be prevented from using the mark in such areas.

## Item 1B. Unresolved Staff Comments.

None.

## Item 2. Properties.

Our corporate headquarters, located in Chanhassen, Minnesota next to our Chanhassen current model center, is a 105,000 square foot, free-standing, three-story building.

As of February 29, 2008, we operated 71 centers and one satellite center in 16 states, of which we leased 19 sites, were parties to long-term ground leases for four sites and owned 49 sites. We expect to open eleven centers on sites we own and lease in various markets in 2008, one of which opened in January, with the remaining ten currently under construction. Excluding renewal options, the terms of leased centers, including ground leases, expire at various dates from 2009 through 2048. The majority of our leases have renewal options and a few give us the right to purchase the property. The table below contains information about our open centers:

| | Location | Center Format | Square Feet (1) | Date Opened (2) |
|---|---|---|---|---|
| 71 | Parker, CO | Large/Current | 129,155 | Jan-08 |
| 70 | NW San Antonio, TX | Large/Current | 112,110 | Dec-07 |
| 69 | Sugarloaf, GA | Large/Current | 112,110 | Nov-07 |
| 68 | South Austin, TX | Large/Current | 109,045 | Oct-07 |
| 67 | Dallas (Athletic), TX | Large | 62,000 | Sep-07 |
| 66 | White Bear Lake, MN | Large | 58,782 | Sep-07 |
| 65 | Deerfield Township, OH | Large/Current | 127,040 | Jul-07 |
| 64 | Omaha, NE | Large/Current | 115,030 | Jun-07 |
| 63 | Lakeville, MN | Large/Current | 115,030 | Jun-07 |
| 62 | Cary, NC | Large/Current | 109,995 | May-07 |
| 61 | Dublin, OH | Large/Current | 109,045 | Apr-07 |
| 60 | Scottsdale, AZ | Large/Current | 109,775 | Dec-06 |
| 59 | Alpharetta, GA | Large/Current | 109,720 | Dec-06 |
| 58 | Goodyear - Palm Valley, AZ | Large/Current | 109,775 | Oct-06 |
| 57 | Overland Park, KS | Large/Current | 110,080 | Oct-06 |
| 56 | South Valley, UT | Large/Current | 108,925 | Aug-06 |
| 55 | Boca Raton, FL | Large | 73,688 | Jul-06 |
| 54 | 98th Street (Bloomington), MN | Large | 95,314 | Jul-06 |
| 53 | Eden Prairie, MN (center and restaurant) | Large | 89,011 | Jul-06 |
| 52 | St. Louis Park, MN | Large | 189,496 | Jul-06 |
| 51 | Crosstown (Eden Prairie), MN | Large | 145,896 | Jul-06 |
| 50 | Minneapolis - Target Center, MN | Large | 170,925 | Jul-06 |
| 49 | Moore Lake (Fridley), MN | Large | 162,048 | Jul-06 |
| 48 | Allen-McKinney, TX (Dallas) | Large/Current | 125,475 | May-06 |
| 47 | Columbia, MD | Large/Current | 110,563 | Feb-06 |
| 46 | Minnetonka, MN | Other | 41,000 | Jan-06 |
| 45 | Maple Grove, MN | Large | 72,500 | Dec-05 |
| 44 | San Antonio, TX | Large/Current | 110,563 | Dec-05 |
| 43 | Romeoville, IL | Large/Current | 110,563 | Sep-05 |
| 42 | Austin, TX | Large/Current | 110,563 | Sep-05 |
| 41 | Chanhassen, MN | Large/Current | 110,563 | Jul-05 |
| 40 | Cinco Ranch, TX (Houston) | Large/Current | 108,890 | Jun-05 |
| 39 | Commerce Township, MI | Large/Current | 108,890 | Mar-05 |
| 38 | Colleyville, TX (Dallas) | Large/Current | 108,890 | Nov-04 |
| 37 | Dallas, TX | Large | 68,982 | Nov-04 |
| 36 | Flower Mound, TX (Dallas) | Large/Current | 108,890 | Oct-04 |
| 35 | Sugar Land, TX (Houston) | Large/Current | 108,890 | Oct-04 |
| 34 | Garland, TX (Dallas) | Large/Current | 108,890 | Jul-04 |
| 33 | Willowbrook, TX (Houston) | Large/Current | 108,890 | Jun-04 |
| 32 | Plano, TX (Dallas) | Large/Current | 108,890 | Nov-03 |
| 31 | New Hope, MN | Other | 44,156 | Oct-03 |
| 30 | Gilbert, AZ | Large/Current | 108,890 | Oct-03 |
| 29 | Tempe, AZ | Large/Current | 108,890 | Apr-03 |

| Location | Center Format | Square Feet (1) | Date Opened (2) |
|---|---|---|---|
| 28 Rochester Hills, MI | Large/Current | 108,890 | Nov-02 |
| 27 Canton Township, MI | Large/Current | 105,010 | Sep-02 |
| 26 Old Orchard (Skokie), IL | Large/Current | 108,890 | Aug-02 |
| 25 Savage, MN | Large | 80,853 | Jun-02 |
| 24 Burr Ridge, IL | Large/Current | 105,562 | Feb-02 |
| 23 Champlin, MN | Large | 61,948 | Oct-01 |
| 22 Fairfax City, VA | Large | 67,467 | Oct-01 |
| 21 Orland Park, IL | Large/Current | 108,890 | Aug-01 |
| 20 Algonquin, IL | Large/Current | 108,890 | Apr-01 |
| 19 Bloomingdale, IL (3) | Large/Current | 108,890 | Feb-01 |
| 18 Warrenville, IL | Large/Current | 114,993 | Jan-01 |
| 17 Schaumburg, IL | Large/Current | 108,890 | Oct-00 |
| 16 Minneapolis, MN (center and restaurant) | Other | 72,547 | Jul-00 |
| 15 Shelby, MI | Large | 101,680 | Mar-00 |
| 14 Centreville, VA | Large | 90,956 | Jan-00 |
| 13 Novi, MI | Large | 90,956 | Oct-99 |
| 12 Indianapolis, IN | Large | 90,956 | Aug-99 |
| 11 Columbus, OH | Large | 98,047 | Jul-99 |
| 10 Apple Valley, MN | Other | 10,375 | Jun-99 |
| 9 Troy, MI | Large | 93,579 | Jan-99 |
| 8 St. Paul, MN | Other | 85,630 | Dec-97 |
| 7 Plymouth, MN | Large | 109,558 | Jun-97 |
| 6 Bloomington, MN | Other | 47,307 | Nov-96 |
| 5 Coon Rapids, MN | Other | 90,262 | May-96 |
| 4 Highland Park, MN | Other | 25,827 | Nov-95 |
| 3 Roseville, MN | Other | 14,000 | Sep-95 |
| 2 Woodbury, MN | Large | 73,050 | Sep-95 |
| 1 Eagan, MN | Large | 64,415 | Sep-94 |

(1) In a few of our centers, we sublease space to third parties who operate our cafe, pro shop, salon or climbing wall or to hospitals that use the space to provide physical therapy. The square footage figures include those subleased areas. The square footage figures exclude areas used for tennis courts and outdoor swimming pools. These figures are approximations.

(2) For acquired centers, date opened is the date we assumed operations of the center.

(3) This center is a joint venture in which we have a one-third interest.

### Item 3. Legal Proceedings.

We may be subject to litigation from time to time incidental to the normal course of our business. Due to their nature, such legal proceedings involve inherent uncertainties, including but not limited to, court rulings, negotiations between affected parties and governmental intervention. We have established reserves for matters that are probable and estimable in amounts we believe are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to us and discussions with legal counsel, it is our opinion that the outcome of the various legal actions and claims that are incidental to the our business will not have a material adverse impact on our consolidated financial position, results of operations or cash flows; however, such matters are subject to many uncertainties, and the outcome of individual matters are not predictable with assurance.

## Item 4. Submission of Matters to a Vote of Security Holders.

None.

# PART II

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchaser of Equity Securities.

### Market Information

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol LTM. The following table sets forth, for the periods indicated, the high and low sales prices as reported by the NYSE.

| | High | Low |
|---|---|---|
| **Fiscal Year Ended December 31, 2006:** | | |
| First Quarter (January 1, 2006 – March 31, 2006) | $46.85 | $37.84 |
| Second Quarter (April 1, 2006 – June 30, 2006) | 48.86 | 41.03 |
| Third Quarter (July 1, 2006 – September 30, 2006) | 47.73 | 41.75 |
| Fourth Quarter (October 1, 2006 – December 31, 2006) | 52.58 | 46.33 |
| **Fiscal Year Ended December 31, 2007:** | | |
| First Quarter (January 1, 2007 – March 31, 2007) | $54.92 | $46.47 |
| Second Quarter (April 1, 2007 – June 30, 2007) | 55.40 | 49.29 |
| Third Quarter (July 1, 2007 – September 30, 2007) | 63.90 | 50.26 |
| Fourth Quarter (October 1, 2007 – December 31, 2007) | 65.09 | 45.89 |

### Holders

As of February 18, 2008, the number of holders of our common stock was approximately 10,250, consisting of 250 record holders and approximately 10,000 shareholders whose stock is held by a bank, broker or other nominee.

### Performance Graph

The following graph compares the quarterly change in the cumulative total shareholder return on our common stock from June 30, 2004, which is the day our common stock began to trade publicly, through December 31, 2007 with the cumulative total return on the NYSE Composite Index and Russell 2000 Index. The comparison assumes $100 was invested on June 30, 2004 in Life Time Fitness common stock and in each of the foregoing indices and assumes that dividends were reinvested when and as paid. We have not declared dividends on our common stock. You should not consider shareholder return over the indicated period to be indicative of future shareholder returns.

**Comparison of Total Return**



$275
$250
$225
$200
$175
$150
$125
$100
$75
NYSE Composite
Russell 2000
LTM
6/30/2004
12/31/2004
12/31/2005
12/31/2006
12/31/2007


| | June 30, 2004 | December 31, 2004 | December 31, 2005 | December 31, 2006 | December 31, 2007 |
|---|---|---|---|---|---|
| Life Time Fitness (1) | $ 100.00 | $ 123.24 | $ 181.38 | $ 231.00 | $ 236.57 |
| NYSE Composite Index | 100.00 | 109.80 | 117.43 | 138.41 | 147.51 |
| Russell 2000 Index | 100.00 | 110.15 | 113.81 | 133.16 | 129.50 |

(1) For purposes of this presentation, we have used $21.00, the closing price of our common stock on June 30, 2004, the first day our common stock began to trade publicly.

**Dividends**

We have never declared or paid any cash dividends on our common stock. We currently intend to invest all future earnings into the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. In addition, the terms of our revolving credit facility and certain of our debt financing agreements prohibit us from paying dividends without the consent of the lenders. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board.

**Issuer Purchases of Equity Securities in Fourth Quarter 2007**

In June 2006, our Board of Directors authorized the repurchase of 500,000 shares of our common stock from time to time in the open market or otherwise for the primary purpose of offsetting the dilutive effect of shares issued pursuant to our Employee Stock Purchase Plan. No shares were repurchased by us in the fourth quarter of 2007.

**Equity Compensation Plan Information**

Incorporated by reference hereunder is the information under "Equity Compensation Plan Information" in our Proxy Statement.

**Certifications by CEO and CFO**

The certifications by our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to this Annual Report on Form 10-K. Our CEO's annual certification pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that our CEO was not aware of any violation by the company of the NYSE's Corporate Governance listing standards was submitted to the NYSE on May 9, 2007.

## Item 6. Selected Financial Data.

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for the years ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007 and 2006 are prepared from our audited consolidated financial statements that are included elsewhere in this report. The consolidated statement of operations data for the years ended December 31, 2004 and 2003 and the consolidated balance sheet data as of December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements that have been previously filed with the SEC. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net earnings per share.

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (In thousands, except per share, center and membership data) | | | | |
| **Statement of Operations Data:** | | | | | |
| **Revenue** | | | | | |
| Center revenue | | | | | |
| Membership dues | $ 434,138 | $ 339,623 | $ 262,989 | $ 208,893 | $ 171,596 |
| Enrollment fees | 24,741 | 22,438 | 20,341 | 19,608 | 19,198 |
| In-center revenue (1) | 182,215 | 138,332 | 97,710 | 71,583 | 55,633 |
| Total center revenue | 641,094 | 500,393 | 381,040 | 300,084 | 246,427 |
| Other revenue | 14,692 | 11,504 | 9,076 | 11,949 | 10,515 |
| Total revenue | 655,786 | 511,897 | 390,116 | 312,033 | 256,942 |
| **Operating expenses** | | | | | |
| Center operations | 377,235 | 292,273 | 216,314 | 164,764 | 131,825 |
| Advertising and marketing | 24,967 | 20,770 | 14,446 | 12,196 | 11,045 |
| General and administrative | 40,820 | 37,781 | 27,375 | 21,596 | 18,554 |
| Other operating | 16,340 | 12,998 | 12,693 | 18,256 | 16,273 |
| Depreciation and amortization | 59,014 | 47,560 | 38,346 | 29,655 | 25,264 |
| Total operating expenses | 518,376 | 411,382 | 309,174 | 246,467 | 202,961 |
| **Income from operations** | 137,410 | 100,515 | 80,942 | 65,566 | 53,981 |
| Interest expense, net | (25,443) | (17,356) | (14,076) | (17,573) | (19,132) |
| Equity in earnings of affiliate (2) | 1,272 | 919 | 1,105 | 1,034 | 762 |
| **Income before income taxes** | 113,239 | 84,078 | 67,971 | 49,027 | 35,611 |
| Provision for income taxes | 45,220 | 33,513 | 26,758 | 20,119 | 15,006 |
| **Net income** | 68,019 | 50,565 | 41,213 | 28,908 | 20,605 |
| Accretion on redeemable preferred stock | — | — | — | 3,570 | 6,987 |
| **Net income applicable to common shareholders** | $ 68,019 | $ 50,565 | $ 41,213 | $ 25,338 | $ 13,618 |
| Basic earnings per share | $ 1.81 | $ 1.40 | $ 1.19 | $ 1.02 | $ 0.85 |
| Weighted average number of common shares outstanding — basic | 37,518 | 36,118 | 34,592 | 24,727 | 16,072 |
| Diluted earnings per share | $ 1.78 | $ 1.37 | $ 1.13 | $ 0.87 | $ 0.72 |
| Weighted average number of shares outstanding — diluted (3) | 38,127 | 36,779 | 36,339 | 33,125 | 28,612 |
| **Balance Sheet Data (end of period):** | | | | | |
| Cash and cash equivalents | $ 5,354 | $ 6,880 | $ 4,680 | $ 10,211 | $ 18,446 |
| Working capital | (100,281) | (100,509) | (66,123) | (71,952) | (15,340) |
| Total assets | 1,386,533 | 987,676 | 723,460 | 572,087 | 453,346 |
| Total debt | 564,605 | 389,555 | 273,282 | 209,244 | 233,232 |
| Total redeemable preferred stock | — | — | — | — | 106,165 |
| Total shareholders' equity | 572,557 | 392,513 | 307,844 | 250,634 | 32,792 |
| **Cash Flow Data:** | | | | | |
| Net cash provided by operating activities | $ 142,206 | $ 125,852 | $ 107,952 | $ 80,431 | $ 52,576 |
| Net cash used in investing activities | (417,207) | (263,183) | (180,850) | (146,080) | (24,476) |
| Net cash provided by (used in) financing activities | 273,475 | 139,531 | 67,367 | 57,414 | (18,514) |
| **Other Data:** | | | | | |
| Comparable center revenue growth (4) | 6.1% | 7.3% | 7.7% | 9.7% | 13.2% |
| Average revenue per membership (5) | $ 1,360 | $ 1,270 | $ 1,171 | $ 1,119 | $ 1,089 |
| Average in-center revenue per membership (6) | 387 | 351 | 300 | 267 | 242 |
| EBITDA (7) | 197,696 | 148,994 | 120,393 | 96,255 | 80,007 |
| EBITDA margin (8) | 30.1% | 29.1% | 30.9% | 30.8% | 31.1% |
| Capital expenditures (9) | $ 415,822 | $ 261,767 | $ 190,355 | $ 145,562 | $ 41,315 |
| **Operating Data (10):** | | | | | |
| Centers open at end of period | 70 | 60 | 46 | 39 | 33 |
| Number of memberships at end of period | 499,092 | 443,660 | 358,384 | 299,538 | 249,192 |
| Total center square footage (11) | 6,832,814 | 5,802,627 | 4,077,918 | 3,345,386 | 2,731,954 |

(1) In-center revenue includes revenue generated at our centers from fees for personal training, dieticians, group fitness training and other member activities, sales of products offered at our LifeCafe, sales of products and services offered at our LifeSpa, tennis and renting space in certain of our centers.

(2) In 1999, we formed Bloomingdale LIFE TIME Fitness, L.L.C. ("Bloomingdale LLC") with two unrelated organizations for the purpose of constructing, owning and operating a center in Bloomingdale, Illinois. Each member made an initial capital contribution of $2.0 million and owns a one-third interest in Bloomingdale LLC. The center commenced operations in February 2001. The terms of the relationship among the members are governed by an operating agreement. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

(3) The diluted weighted average number of common shares outstanding is the weighted average number of common shares plus the weighted average conversion of any dilutive common stock equivalents, such as redeemable preferred stock, the assumed weighted average exercise of dilutive stock options using the treasury stock method, and unvested restricted stock awards using the treasury stock method. For the year ended December 31, 2003, the shares issuable upon the exercise of stock options and the conversion of redeemable preferred stock were dilutive. For the year ended December 31, 2004, the shares issuable upon the exercise of stock options, the conversion of redeemable preferred stock and the vesting of all restricted stock awards were dilutive. As a result of our initial public offering, the redeemable preferred stock converted to common stock and the accretion on redeemable preferred stock discontinued. For the years ended December 31, 2005, 2006 and 2007, the shares issuable upon the exercise of stock options and the vesting of all restricted stock awards were dilutive.

The following table summarizes the weighted average number of common shares for basic and diluted earnings per share computations:

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (In thousands) | | | | |
| Weighted average number of common shares outstanding – basic | 37,518 | 36,118 | 34,592 | 24,727 | 16,072 |
| Effect of dilutive stock options | 476 | 509 | 1,739 | 1,943 | 1,522 |
| Effect of dilutive restricted stock awards | 133 | 152 | 8 | 2 | — |
| Effect of dilutive redeemable preferred shares outstanding | — | — | — | 6,453 | 11,018 |
| Weighted average number of common shares outstanding – diluted | 38,127 | 36,779 | 36,339 | 33,125 | 28,612 |

(4) Membership dues, enrollment fees and in-center revenue for a center are included in comparable center revenue growth beginning on the first day of the thirteenth full calendar month of the center's operation.

(5) Average revenue per membership is total center revenue for the period divided by an average number of memberships for the period, where average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(6) Average in-center revenue per membership is total in-center revenue for the period divided by the average number of memberships for the period, where the average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(7) EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain debt covenants, to service debt or to pay taxes. Additional details related to EBITDA are provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

The following table provides a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA:

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | | | (In thousands) | | |
| Net income | $ 68,019 | $ 50,565 | $ 41,213 | $ 28,908 | $ 20,605 |
| Interest expense, net | 25,443 | 17,356 | 14,076 | 17,573 | 19,132 |
| Provision for income taxes | 45,220 | 33,513 | 26,758 | 20,119 | 15,006 |
| Depreciation and amortization | 59,014 | 47,560 | 38,346 | 29,655 | 25,264 |
| EBITDA | $ 197,696 | $ 148,994 | $ 120,393 | $ 96,255 | $ 80,007 |

(8) EBITDA margin is the ratio of EBITDA to total revenue.

(9) Capital expenditures represent investments in our new centers, costs related to updating and maintaining our existing centers and other infrastructure investments. For purposes of deriving capital expenditures from our cash flows statement, capital expenditures include our purchases of property and equipment, excluding purchases of property and equipment in accounts payable at year-end, property and equipment purchases financed through notes payable and capital lease obligations, and non-cash share-based compensation capitalized to projects under development.

(10) The operating data presented in these items include the center owned by Bloomingdale LLC. The data presented elsewhere in this section exclude the center owned by Bloomingdale LLC.

(11) The square footage presented in this table reflects fitness square footage which is the best metric for the efficiencies of a facility. We exclude outdoor pool, outdoor play areas, indoor/outdoor tennis elements and satellite facility square footage.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

*The following discussion of our historical results of operations and our liquidity and capital resources should be read in conjunction with the consolidated financial statements and related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" beginning on page 14 of this report.*

### Overview

We operate multi-use sports and athletic, professional fitness, family recreation and resort/spa centers. As of February 29, 2008, we operated 71 centers primarily in residential locations across 16 states under the LIFE TIME FITNESS brand. We commenced operations in 1992 by opening centers in the Minneapolis and St. Paul, Minnesota area. During this period of initial growth, we refined the format and model of our center while building our membership base, infrastructure and management team. As a result, several of the centers that opened during our early years have designs that differ from our current model center.

We compare the results of our centers based on how long the centers have been open at the most recent measurement period. We include a center for comparable center revenue purposes beginning on the first day of the thirteenth full calendar month of the center's operation, prior to which time we refer to the center as a new center. We include an acquired center for comparable center revenue purposes beginning on the first day of the thirteenth full calendar month after we assumed the center's operations. As we grow our presence in existing markets by opening new centers, we expect to attract some memberships away from our other existing centers already in those markets, reducing revenue and initially lowering the memberships of those existing centers. In addition, as a result of new center openings in existing markets, and because older centers will represent an increasing proportion of our center base over time, our comparable center revenue may be lower in future periods than in the past. Of the eleven new centers we plan to open in 2008, we expect that eight will be in existing markets. We do not expect that operating costs of our planned new centers will be significantly higher than centers opened in the past, and we also do not expect that the planned increase in the number of centers will have a material adverse effect on the overall financial condition or results of operations of existing centers. Another result of opening new centers, as well as the assumption of operations of seven leased facilities in 2006 and the assumption of operations of one leased facility in 2007, is that our center operating margins may be lower than they have been historically while the centers build membership base. We expect both the addition of pre-opening expenses and the lower revenue volumes characteristic of newly-opened centers, as well as the facility costs for the eight leased centers, to affect our center operating margins at these new centers and on a consolidated basis. Our categories of new centers and existing centers do not include the center owned by Bloomingdale LLC because it is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

We measure performance using such key operating statistics as average revenue per membership, including membership dues and enrollment fees, average in-center revenue per membership and center operating expenses, with an emphasis on payroll and occupancy costs, as a percentage of sales and comparable center revenue growth. We use center revenue and EBITDA margins to evaluate overall performance and profitability on an individual center basis. In addition, we focus on several membership statistics on a center-level and system-wide basis. These metrics include growth of center membership levels and growth of system-wide memberships, percentage center membership to target capacity, center membership usage, center membership mix among individual, couple and family memberships and center attrition rates.

We have three primary sources of revenue. First, our largest source of revenue is membership dues and enrollment fees paid by our members. We recognize revenue from monthly membership dues in the month to which they pertain. We recognize revenue from enrollment fees over the expected average life of the membership, which we estimate to be 36 months. Second, we generate revenue within a center, which we refer to as in-center revenue, or in-center businesses, including fees for personal training, dieticians, group fitness training and other member activities, sales of products at our LifeCafe, sales of products and services offered at our LifeSpa, tennis programs and renting space in certain of our centers. And third, we have expanded the LIFE TIME FITNESS brand into other wellness-related offerings that generate revenue, which we refer to as other revenue, or corporate businesses, including our media, athletic events and nutritional product businesses. Our primary media offering is our magazine, *Experience Life*. Other revenue also includes our two restaurants and rental income on our Highland Park, Minnesota office building.

Center operations expenses consist primarily of salary, commissions, payroll taxes, benefits, real estate taxes and other occupancy costs, utilities, repairs and maintenance, supplies, administrative support and communications to operate our centers. Advertising and marketing expenses consist of our marketing department costs and media and advertising costs to support center membership levels, in-center businesses and our corporate businesses. General and administrative expenses include costs relating to our centralized support functions, such as accounting, information systems, procurement, real estate and development and member relations. Our other operating expenses include the costs associated with our media, athletic events and nutritional product businesses, our two restaurants and other corporate expenses, as well as gains or losses on our dispositions of assets. Our total operating expenses may vary from period to period depending on the number of new centers opened during that period, the number of centers engaged in presale activities and the performance of the in-center businesses.

Our primary capital expenditures relate to the construction of new centers and updating and maintaining our existing centers. The land acquisition, construction and equipment costs for a current model center since inception in 2000, has ranged from approximately $18 to $38 million, and can vary considerably based on variability in land cost and the cost of construction labor, as well as whether or not a tennis area is included or whether or not we expand the gymnasium or add other facilities. The average cost for the current model centers opened in 2007 was approximately $31 million. We perform maintenance and make improvements on our centers and equipment throughout each year. We conduct a more thorough remodeling project at each center approximately every four to six years.

## Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S., or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We use estimates for such items as depreciable lives, volatility factors, expected lives and rate of return in determining fair value of option grants, tax provisions and provisions for uncollectible receivables. We also use estimates for calculating the amortization period for deferred enrollment fee revenue and associated direct costs, which are based on the historical average expected life of center memberships. We revise the recorded estimates when better information is available, facts change or we can determine actual amounts. These revisions can affect operating results. We have identified below the following accounting policies that we consider to be critical.

*Revenue recognition.* We receive a one-time enrollment fee at the time a member joins and monthly membership dues for usage from our members. The enrollment fees are non-refundable after 30 days. Enrollment fees and related direct expenses, primarily sales commissions, are deferred and recognized on a straight-line basis over an estimated membership period of 36 months, which is based on historical membership experience. We review the estimated membership period on an annual basis, or more frequently if circumstances change. Changes in member behavior, competition, economic conditions and our performance may cause attrition levels to change, which could impact the average estimated membership period. In the event the estimated membership period was 33 months for 2007 instead of 36 months, the impact would be an increase in net income of less than $0.1 million. In the event the estimated membership period was 39 months for 2007 instead of 36 months, the impact would be a decrease in net income of less than $0.1 million. Over the last seven years, the estimated membership period has never fallen outside of the range of 33 to 39 months. Monthly membership dues paid in advance of a center opening are deferred until the center opens. We only offer members month-to-month memberships and recognize as revenue the monthly membership dues in the month to which they pertain.

We provide services at each of our centers, including personal training, LifeSpa, LifeCafe and other member services. The revenue associated with these services is recognized at the time the service is performed. Personal training revenue received in advance of training sessions and the related commissions are deferred and recognized when services are performed. Other revenue, which includes revenue generated primarily from our media, athletic events and restaurant, is recognized when realized and earned. Media advertising revenue is recognized over the duration of the advertising placement. For athletic events, revenue is generated primarily through sponsorship sales and registration fees. Athletic event revenue is recognized upon the completion of the event. In limited instances in our media and athletic events businesses, we recognize revenue on barter transactions. We recognize barter revenue equal to the lesser of the value of the advertising or promotion given up or the value of the asset received. Restaurant revenue is recognized at the point of sale to the customer.

*Pre-opening operations.* We generally operate a preview center up to nine months prior to the planned opening of a center during which time memberships are sold as construction of the center is completed. The revenue and direct membership acquisition costs, primarily sales commissions, incurred during the period prior to a center opening are deferred until the center opens and are then recognized on a straight-line basis over a period of 36 months beginning when the center opens; however, all other costs, including advertising, office and rent expenses incurred during this period, are expensed as incurred.

*Impairment of long-lived assets.* The carrying value of our long-lived assets is reviewed annually and whenever events or changes in circumstances indicate that such carrying values may not be recoverable. We consider a history of consistent and significant operating losses to be our primary indicator of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, which is generally at an individual center or corporate business level. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that center or corporate business, compared to the carrying value of the assets. If an impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value.

## Results of Operations

The following table sets forth our statement of operations data as a percentage of total revenues for the periods indicated:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **Revenue** | | | |
| Center revenue | | | |
| Membership dues | 66.2% | 66.4% | 67.5% |
| Enrollment fees | 3.8 | 4.4 | 5.2 |
| In-center revenue | 27.8 | 27.0 | 25.0 |
| Total center revenue | 97.8 | 97.8 | 97.7 |
| Other revenue | 2.2 | 2.2 | 2.3 |
| Total revenue | 100.0 | 100.0 | 100.0 |
| **Operating expenses** | | | |
| Center operations (including 0.4%, 0.4% and 0.0% related to share-based compensation expense, respectively) | 57.5 | 57.1 | 55.4 |
| Advertising and marketing | 3.8 | 4.1 | 3.7 |
| General and administrative (including 0.8%, 1.1% and 0.1% related to share-based compensation expense, respectively) | 6.2 | 7.4 | 7.0 |
| Other operating | 2.5 | 2.5 | 3.3 |
| Depreciation and amortization | 9.0 | 9.3 | 9.9 |
| Total operating expenses | 79.0 | 80.4 | 79.3 |
| **Income from operations** | 21.0 | 19.6 | 20.7 |
| **Other income (expense)** | | | |
| Interest expense, net | (3.9) | (3.4) | (3.6) |
| Equity in earnings of affiliate | 0.2 | 0.2 | 0.3 |
| Total other income (expense) | (3.7) | (3.2) | (3.3) |
| **Income before income taxes** | 17.3 | 16.4 | 17.4 |
| Provision for income taxes | 6.9 | 6.5 | 6.8 |
| **Net income** | 10.4% | 9.9% | 10.6% |

***Year Ended December 31, 2007 Compared to Year Ended December 31, 2006***

*Total revenue.* Total revenue increased $143.9 million, or 28.1%, to $655.8 million for the year ended December 31, 2007 from $511.9 million for the year ended December 31, 2006.

Total center revenue grew $140.7 million, or 28.1%, to $641.1 million from $500.4 million, driven by a 6.1% increase in comparable center revenue, opening of eight new centers and the assumption of operations of one leased facility and the purchase of one existing facility in 2007 and the full-year contribution of 15 centers we opened or assumed operations of in 2006. Of the $140.7 million increase in total center revenue,

- 67.2% was from membership dues, which increased $94.5 million, or 27.8%, due to increased memberships at new centers, junior membership programs and increased sales of value-added memberships. Our number of memberships increased 12.5% to 499,092 at December 31, 2007 from 443,660 at December 31, 2006. Our membership growth of 12.5% was down from a membership growth rate of 23.8% in 2006 primarily due to our anniversary of the acquisition of seven leased centers in July 2006, our strategy to reduce memberships in centers where memberships exceed our target capacity and the effects of a slower economy in the fourth quarter.

- 31.2% was from in-center revenue, which increased $43.9 million primarily as a result of our members' increased use of our personal training, member activities, LifeCafe and LifeSpa products and services. As a result of this in-center revenue growth and our focus on broadening our offerings to our members, average in-center revenue per membership increased from $351 for the year ended December 31, 2006 to $387 for the year ended December 31, 2007.

- 1.6% was from enrollment fees, which are deferred until a center opens and recognized on a straight-line basis over 36 months. Enrollment fees increased $2.3 million for the year ended December 31, 2007 to $24.7 million.

Other revenue increased $3.2 million, or 27.7%, to $14.7 million for the year ended December 31, 2007 from $11.5 million for the year ended December 31, 2006, which was primarily due to increased advertising revenue from our media business.

*Center operations expenses.* Center operations expenses were $377.2 million, or 58.8% of total center revenue (or 57.5% of total revenue), for the year ended December 31, 2007 compared to $292.3 million, or 58.4% of total center revenue (or 57.1% of total revenue), for the year ended December 31, 2006. This $84.9 million increase primarily consisted of $49.5 million in additional payroll-related costs to support increased memberships at new centers, an increase of $18.2 million in facility-related costs, including incremental lease expense for the seven leased centers for which we assumed operating in late July 2006, utilities and real estate taxes, and an increase in expenses to support in-center products and services. As a percent of total center revenue, center operations expense increased slightly due to lower center operating margins associated with new centers including the leased centers.

*Advertising and marketing expenses.* Advertising and marketing expenses were $25.0 million, or 3.8% of total revenue, for the year ended December 31, 2007 compared to $20.8 million, or 4.1% of total revenue, for the year ended December 31, 2006. These expenses increased primarily due to advertising for our new centers and those centers engaging in presale activities. As a percent of total revenue, advertising and marketing expenses decreased primarily due to fewer and more efficient marketing campaigns.

*General and administrative expenses.* General and administrative expenses were $40.8 million, or 6.2% of total revenue, for the year ended December 31, 2007 compared to $37.8 million, or 7.4% of total revenue, for the year ended December 31, 2006. This $3.0 million increase was primarily due to increased costs to support the growth in membership and the center base. As a percent of total revenue, general and administrative expense decreased primarily due to increased efficiencies and productivity improvements.

*Other operating expenses.* Other operating expenses were $16.3 million for the year ended December 31, 2007 compared to $13.0 million for the year ended December 31, 2006. This 25.7% increase is a result of the growth in other revenue.

*Depreciation and amortization.* Depreciation and amortization was $59.0 million for the year ended December 31, 2007 compared to $47.6 million for the year ended December 31, 2006. This $11.4 million increase was due primarily to depreciation on our centers opened in 2006 and 2007.

*Interest expense, net.* Interest expense, net of interest income, was $25.4 million for the year ended December 31, 2007 compared to $17.4 million for the year ended December 31, 2006. This $8.0 million increase was primarily the result of increased average debt balances and increased interest rates on floating debt.

*Provision for income taxes.* The provision for income taxes was $45.2 million for the year ended December 31, 2007 compared to $33.5 million for the year ended December 31, 2006. This $11.7 million increase was due to an increase in income before income taxes of $29.2 million.

*Net income.* As a result of the factors described above, net income was $68.0 million, or 10.4% of total revenue, for the year ended December 31, 2007 compared to $50.6 million, or 9.9% of total revenue, for the year ended December 31, 2006.

*Year Ended December 31, 2006 Compared to Year Ended December 31, 2005*

*Total revenue.* Total revenue increased $121.8 million, or 31.2%, to $511.9 million for the year ended December 31, 2006 from $390.1 million for the year ended December 31, 2005.

Total center revenue grew $119.4 million, or 31.3%, to $500.4 million from $381.0 million, driven by a 7.3% increase in comparable center revenue, opening of eight new centers and the assumption of operations of seven leased facilities in 2006 and the full-year contribution of seven centers opened in 2005. Of the $119.4 million increase in total center revenue,

- 64.2% was from membership dues, which increased $76.7 million, due to increased memberships at new and existing centers, the introduction of junior membership programs and increased sales of value-added memberships.

- 34.0% was from in-center revenue, which increased $40.6 million primarily as a result of our members' increased use of our personal training, member activities, LifeCafe and LifeSpa products and services. As a result of this in-center revenue growth and our focus on broadening our offerings to our members, average in-center revenue per membership increased from $300 to $351 for the year ended December 31, 2006.

- 1.8% was from enrollment fees, which are deferred until a center opens and recognized on a straight-line basis over 36 months. Enrollment fees increased $2.1 million for the year ended December 31, 2006 to $22.4 million. Our number of memberships increased 23.8% to 443,660 at December 31, 2006 from 358,384 at December 31, 2005.

Other revenue increased $2.4 million, or 26.8%, to $11.5 million from $9.1 million, which was primarily due to increased advertising revenue from our media business and rental revenue from our Highland Park office building.

*Center operations expenses.* Center operations expenses were $292.3 million, or 58.4% of total center revenue (or 57.1% of total revenue), for the year ended December 31, 2006 compared to $216.3 million, or 56.8% of total center revenue (or 55.4% of total revenue), for the year ended December 31, 2005. This $76.0 million increase primarily consisted of $38.9 million in additional payroll-related costs to support increased memberships at new centers, an increase of $16.5 million in facility-related costs, including incremental lease expense for the seven leased centers, utilities and real estate taxes, an increase in expenses to support in-center products and services and $2.2 million due to incremental share-based compensation expense. As a percent of total center revenue, center operations expense increased primarily due to the lower center operating margins associated with new centers including the leased centers for which we assumed operations in July 2006 and the incremental share-based compensation expense.

*Advertising and marketing expenses.* Advertising and marketing expenses were $20.8 million, or 4.1% of total revenue, for the year ended December 31, 2006 compared to $14.5 million, or 3.7% of total revenue, for the year ended December 31, 2005. These expenses increased primarily due to advertising for our new centers and those centers engaging in presale activities.

*General and administrative expenses.* General and administrative expenses were $37.8 million, or 7.4% of total revenue, for the year ended December 31, 2006 compared to $27.4 million, or 7.0% of total revenue, for the year ended December 31, 2005. This $10.4 million increase was primarily due to increased costs to support the growth in membership and the center base in 2006, as well as $5.4 million of incremental share-based compensation expense.

*Other operating expenses.* Other operating expenses were $13.0 million for the year ended December 31, 2006 compared to $12.7 million for the year ended December 31, 2005.

*Depreciation and amortization.* Depreciation and amortization was $47.6 million for the year ended December 31, 2006 compared to $38.3 million for the year ended December 31, 2005. This $9.3 million increase was due primarily to depreciation on our centers opened in 2005 and 2006.

*Interest expense, net.* Interest expense, net of interest income, was $17.4 million for the year ended December 31, 2006 compared to $14.1 million for the year ended December 31, 2005. This $3.3 million increase was primarily the result of increased average debt balances.

*Provision for income taxes.* The provision for income taxes was $33.5 million for the year ended December 31, 2006 compared to $26.8 million for the year ended December 31, 2005. This $6.7 million increase was due to an increase in income before income taxes of $16.1 million and an increase in the effective tax rate to 39.9% for the year ended December 31, 2006 compared to 39.4% for the year ended December 31, 2005.

*Net income.* As a result of the factors described above, net income was $50.6 million, or 9.9% of total revenue, for the year ended December 31, 2006 compared to $41.2 million, or 10.6% of total revenue, for the year ended December 31, 2005.

**Interest in an Unconsolidated Affiliated Entity**

In 1999, we formed Bloomingdale LLC with two unrelated organizations for the purpose of constructing, owning and operating a sports and athletic, professional fitness, family recreation and resort/spa center in Bloomingdale, Illinois. The terms of the relationship among the members are governed by an operating agreement, referred to as the Operating Agreement, which expires on the earlier of December 2039 or the liquidation of Bloomingdale LLC. In December 1999, Bloomingdale LLC entered into a management agreement with us, pursuant to which we agreed to manage the day-to-day operations of the center, subject to the overall supervision by the Management Committee of Bloomingdale LLC, which is comprised of six members, two from each of the three members of the joint venture. We have no unilateral control of the center, as all decisions essential to the accomplishments of the purpose of the joint venture require the approval of a majority of the members. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements. Additional details related to our interest in Bloomingdale LLC are provided in Note 3 to our consolidated financial statements.

**Non-GAAP Financial Measures**

We use EBITDA and EBITDA margin as measures of operating performance. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities, or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain compliance with debt covenants, to service debt or to pay taxes.

We believe EBITDA is useful to an investor in evaluating our operating performance and liquidity because:

- it is a widely accepted financial indicator of a company's ability to service its debt and we are required to comply with certain covenants and borrowing limitations that are based on variations of EBITDA in certain of our financing documents; and
- it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses EBITDA:

- as a measurement of operating performance because it assists us in comparing our performance on a consistent basis;
- in presentations to the members of our board of directors to enable our board to have the same consistent measurement basis of operating performance used by management; and
- as the basis for incentive bonuses paid to selected members of senior and center-level management.

We have provided reconciliations of EBITDA to net income in the section "Quarterly Results (Unaudited)," located immediately following the Report of Independent Registered Public Accounting Firm.

**Seasonality of Business**

Seasonal trends have a limited effect on our overall business. Generally, we have experienced greater membership growth at the beginning of the year and we have not experienced an increased rate of membership attrition during any particular season of the year. During the summer months, we have experienced a slight increase in operating expenses due to our outdoor aquatics operations.

**Liquidity and Capital Resources**

***Liquidity***

Historically, we have satisfied our liquidity needs through various debt arrangements, sales of equity and cash provided by operations. Principal liquidity needs have included the development of new centers, debt service requirements and expenditures necessary to maintain and update our existing centers and their related fitness equipment. We believe that we can satisfy our current and longer-term debt service obligations and capital expenditure requirements with cash flow from operations, by the extension of the terms of or refinancing our existing debt facilities, through sale-leaseback transactions and by continuing to raise long-term debt or equity capital, although there can be no assurance that such actions can or will be completed. Our business model operates with negative working capital because we carry minimal accounts receivable due to our ability to have monthly membership dues paid by electronic draft, we defer enrollment fee revenue and we fund the construction of our new centers under standard arrangements with our vendors that are paid with proceeds from long-term debt.

***Operating Activities***

As of December 31, 2007, we had total cash and cash equivalents of $5.4 million and $6.8 million of restricted cash that serves as collateral for certain of our debt arrangements. We also had $66.7 million available under the terms of our revolving credit facility as of December 31, 2007.

Net cash provided by operating activities was $142.2 million for 2007 compared to $125.9 million for 2006, driven primarily by a $17.5 million, or 34.5%, improvement in net income. Historically, our operating cash flow has been in line with our EBITDA growth rate. In 2007, however, we experienced a divergence of these rates as operating cash flow grew by 13.0% and EBITDA grew by 32.7%. The primary reason for this change is the impact our working capital had on overall operating cash flows, as we experienced approximately $26.0 million less of changes in operating assets and liabilities in 2007 than in 2006. Drivers of this include a $14.8 million reduction in income taxes receivable due to greater tax payments made during 2007 as compared to 2006, a $4.7 million increase in other current assets due to land held for sale, an increase of $4.1 million in accounts receivable due to growth in our corporate businesses and a $2.4 million increase in inventories due to in-center business growth.

Net cash provided by operating activities was $125.9 million for 2006 compared to $108.0 million for 2005, driven primarily by a $9.4 million or 22.7%, improvement in net income.

***Investing Activities***

Investing activities consist primarily of purchasing real property, constructing new centers and purchasing new fitness equipment. In addition, we invest in capital expenditures to maintain and update our existing centers. We finance the purchase of our property and equipment by cash payments or by financing through notes payable or capital lease obligations. For current model centers, our investment, through 2007, has ranged from approximately $18 to $38 million, which includes the land, the building and approximately $3 million of exercise equipment, furniture and fixtures. We expect the average cost of new centers constructed in 2008 to be approximately $35 million, reflecting location costs and the new 3-story centers set to open.

Our total capital expenditures were as follows:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | | (In thousands) | |
| Purchases of property and equipment | $ 415,822 | $ 261,767 | $ 190,355 |
| Non-cash property and equipment purchases financed through capital lease obligations | 1,445 | — | 96 |
| Non-cash property purchases financed through notes payable obligation | 95 | 1,620 | — |
| Non-cash property purchases in accounts payable | 10,218 | 22,594 | 8,773 |
| Non-cash share-based compensation capitalized to projects under development | 744 | 1,055 | — |
| Total capital expenditures | $ 428,324 | $ 287,036 | $ 199,224 |

The following schedule reflects capital expenditures by type of expenditure:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | | (In thousands) | |
| New center building and construction on clubs opened through the current year | $159,938 | $141,104 | $107,813 |
| New center land, building and construction on clubs to be opened in the next year | 149,662 | 102,949 | 67,204 |
| New center land, building and construction on clubs to be opened two years out | 20,297 | 9,866 | — |
| Acquisitions, updating existing centers and corporate infrastructure | (1) 98,427 | 33,117 | 24,207 |
| Total capital expenditures | $428,324 | $287,036 | $199,224 |

(1) In 2007, we incurred approximately $98.4 million of capital expenditures related to acquisitions, updating existing centers and corporate infrastructure. This was comprised of approximately $22.2 for the regular maintenance of our existing center base, $28.0 million for the remodels of the seven centers leased in July 2006, $23.4 million for the construction of our corporate office building which we moved into in December 2007, and $24.8 million for acquisitions and general corporate purposes.

At December 31, 2007, we had purchased the real property for nine of the new centers that we plan to open in 2008, we had leased the real property for two of the new centers we plan to open in 2008 and we had entered into agreements to purchase real property for the development of eight of the eleven new centers that we plan to open in 2009.

We expect our capital expenditures to be approximately $440 to $460 million in 2008, of which we expect approximately $25 to $30 million to be one-time in nature for the remaining remodel of the seven centers leased in July 2006 and the two acquired and leased centers we took over in 2007. In addition, we expect to incur approximately $385 to $395 million for new center construction and approximately $30 to $35 million for the updating of existing centers and corporate infrastructure. We plan to fund these capital expenditures with cash from operations, our revolving line of credit and additional long term financing.

***Financing Activities***

In May 2001, we financed one of our Minnesota centers pursuant to the terms of a sale-leaseback transaction that qualified as a capital lease. Pursuant to the terms of the lease, we agreed to lease the center for a period of 20 years. At December 31, 2007, the present value of the future minimum lease payments due under the lease amounted to $6.6 million.

We have financed 13 of our centers with Teachers Insurance and Annuity Association of America pursuant to the terms of individual notes. The obligations under these notes are due in full in September 2011, and are secured by mortgages on each of the centers specifically financed, and we maintain a letter of credit in the amount of $5.0 million in favor of the lender. The obligations related to 10 of the notes are being amortized over a 20-year period, while the obligations related to the other three notes are being amortized over a 15-year period. The interest rate payable under these notes has been fixed at 8.25%. The loan documents provide that we will be in default if our Chief Executive Officer, Mr. Akradi, ceases to be Chairman of the Board of Directors and Chief Executive Officer for any reason other than due to his death or incapacity or as a result of his removal pursuant to our articles of incorporation or bylaws. As of December 31, 2007, $117.6 million remained outstanding on the notes.

On April 15, 2005, we entered into a Credit Agreement, with U.S. Bank National Association, as administrative agent and lead arranger, J.P. Morgan Securities, Inc., as syndication agent, and the banks party thereto from time to time (the "U.S. Bank Facility"). On May 31, 2007, we entered into a Second Amended and Restated Credit Agreement effective May 31, 2007 to amend and restate our U.S. Bank Facility. The material changes to the U.S. Bank Facility increase the amount of the facility from $300.0 million to $400.0 million, which may be increased by an additional $25.0 million upon the exercise of an accordion feature, and extend the term of the facility by a little over one year to May 31, 2012. Interest on the amounts borrowed under the U.S. Bank Facility continues to be based on (i) a base rate, which is the greater of (a) U.S. Bank's prime rate and (b) the federal funds rate plus 50 basis points, or (ii) an adjusted Eurodollar rate, plus, in either case (i) or (ii), the applicable margin within a range based on our consolidated leverage ratio. In connection with the amendment and restatement of the U.S. Bank Facility, the applicable margin ranges were reduced to zero at all times (from zero to 25 basis points) for base rate borrowings and decreased to 62.5 to 150 basis points (from 75 to 175 basis points) for Eurodollar borrowings. As of December 31, 2007, $312.8 million was outstanding on the U.S. Bank Facility, plus $20.5 million related to letters of credit.

The weighted average interest rate and debt outstanding under the revolving credit facility for the year ended December 31, 2007 was 6.7% and $230.2 million, respectively. The weighted average interest rate and debt outstanding under the revolving credit facility for the year ended December 31, 2006 was 6.8% and $140.0 million, respectively.

On January 24, 2008, we amended the facility to increase the amount of the accordion feature from $25.0 million to $200.0 million and increase the senior secured operating company leverage ratio from not more than 2.50 to 1.00 to not more than 3.25 to 1.00. The amendment also allows for the issuance of additional senior debt and sharing of related collateral with lenders other than the existing bank syndicate.

In June 2006, through a wholly owned subsidiary, we signed a promissory note in the amount of $1.7 million in favor of a municipality. The note is secured by a mortgage on the real property purchased from the municipality on the same date for the purpose of constructing one of our centers. The note bears no interest and is payable in two equal payments of $0.8 million on the third and sixth anniversary dates of the opening of the center. Those dates are June 2010 and June 2013. We recorded a $0.5 million reduction in the purchase price to reflect imputed interest between the accounting acquisition date and the final payment of consideration. At December 31, 2007, $1.7 million was outstanding under this note, including $0.5 million of imputed interest.

In November 2006, we signed a promissory note in the amount of $0.5 million in favor of the seller of certain real property we purchased on the same date for the purpose of constructing one of our centers. The note is unsecured and bears interest at 5.6%. The note is payable in various unequal installments over a three year period following the opening of the center, which occurred in January 2008. The note is due and payable in full no later than December 2010. We recorded a $48 reduction in the purchase price to reflect imputed interest between the accounting acquisition date and the final payment of consideration. At December 31, 2007, $0.6 million was outstanding under this note, including less than $0.1 million of imputed interest.

On January 24, 2007, LTF CMBS I, LLC, a wholly owned subsidiary, obtained a commercial mortgage-backed loan in the original principal amount of $105.0 million from Goldman Sachs Commercial Mortgage Capital, L.P. pursuant to a loan agreement dated January 24, 2007. The mortgage financing is secured by six properties owned by the subsidiary and operated as Life Time Fitness centers located in Tempe, Arizona, Commerce Township, Michigan, and Garland, Flower Mound, Willowbrook and Sugar Land, Texas. The mortgage financing matures in February 2017.

Interest on the amounts borrowed under the mortgage financing referenced above is 6.03% per annum, with a constant monthly debt service payment of $0.6 million. Our subsidiary LTF CMBS I, LLC, as landlord, and LTF Club Operations Company, Inc., another wholly owned subsidiary as tenant, entered into a lease agreement dated January 24, 2007 with respect to the properties. The initial term of the lease ends in February 2022, but the lease term may be extended at the option of LTF Club Operations Company, Inc. for two additional periods of five years each. Our subsidiaries may not transfer any of the properties except as permitted under the loan agreement. We guarantee the obligations of our subsidiary as tenant under the lease.

As additional security for LTF CMBS I, LLC's obligations under the mortgage financing, the subsidiary granted a security interest in all assets owned from time to time by the subsidiary including the properties which had a net book value of $99.1 million on January 24, 2007, the revenues from the properties and all other tangible and intangible property, and certain bank accounts belonging to the subsidiary that the lender has required pursuant to the mortgage financing. As of December 31, 2007, $104.0 million remained outstanding on the loan.

On August 29, 2007, we closed on the public offering, issuance and sale of 1,500,000 shares of our common stock, and on September 7, 2007, we closed on the issuance and sale of 175,000 shares of our common stock pursuant to exercise of the underwriters' over-allotment option. The shares were sold pursuant to an underwriting agreement with Credit Suisse Securities (USA) LLC that was entered into on August 24, 2007. The shares were sold to the public at $55.40 per share, and the resulting proceeds totaled $92.5 million, net of underwriting discounts and commissions and offering expenses of $0.3 million. We used the net proceeds to repay a portion of the amounts outstanding under our revolving credit facility.

We have financed two of our centers in Minnesota separately. These obligations bear interest at a fixed rate of approximately 6.4% and are being amortized over a 10-year period. The obligations are due in full in January 2012 and October 2012. As security for the obligations, we have granted mortgages on these two centers. At December 31, 2007, $4.5 million was outstanding with respect to these obligations.

On September 17, 2007, we entered into an interest rate swap contract with J.P. Morgan Chase Bank, N.A. that effectively fixed the rates paid on a total of $125.0 million of variable rate borrowings at 4.825% plus the applicable spread (depending on cash flow leverage ratio) until October 2010. The contract has been designated a hedge against interest rate volatility. Changes in the fair market value of the swap contract are recorded in accumulated other comprehensive income (loss). As of December 31, 2007, the $2.0 million, net of tax, fair market value of the swap contract was recorded as accumulated other comprehensive loss in the shareholder equity section and the $3.3 million gross fair market value of the swap contract was included in long-term debt.

On December 31, 2007, we borrowed $8.5 million. The loan is evidenced by a promissory note that matures in January 2015, bears interest at 5.78% and is secured by an interest in certain personal property.

We have financed our purchase of some of our equipment through capital lease agreements with an agent and lender, on behalf of itself and other lenders. The terms of such leases are typically 60 months and our interest rates range from 5.5% to 10.0%. As security for the obligations owing under the capital lease agreements, we have granted a security interest in the leased equipment to the lender or its assigns. At December 31, 2007, $2.7 million was outstanding under these leases.

We are in compliance in all material respects with all restrictive and financial covenants under our various credit facilities as of December 31, 2007.

**Contractual Obligations**

The following is a summary of our contractual obligations as of December 31, 2007:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| | (In thousands) | | | | |
| Long-term debt obligations, excluding capital lease obligations | $ 555,323 | $ 7,985 | $ 22,273 | $419,252 | $105,813 |
| Capital lease obligations | 9,282 | 1,583 | 760 | 1,459 | 5,480 |
| Interest (1) | 256,509 | 35,602 | 71,403 | 47,923 | 101,581 |
| Operating lease obligations | 370,998 | 17,336 | 37,389 | 38,007 | 278,266 |
| Purchase obligations (2) | 156,393 | 154,253 | 2,132 | 8 | — |
| Other long-term liabilities (3) | 812 | — | — | — | 812 |
| Total contractual obligations | $1,349,317 | $216,759 | $133,957 | $506,649 | $491,952 |

(1) Interest expense obligations were calculated holding floating rate debt balances and interest rates constant at December 31, 2007 rates.

(2) Purchase obligations consist primarily of our contracts with construction subcontractors for the completion of eleven of our centers in 2008 and three of our centers in 2009, as well as contracts for the purchase of land.

(3) Financial Interpretation No. 48 ("FIN 48") obligations represent uncertain tax positions. In addition to the other long-term liabilities presented in the table above, approximately $12.9 million of unrecognized tax benefits, including interest and penalties, have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled.

**Recent Accounting Pronouncements**

In July 2006, the FASB issued FIN 48 which clarifies the application of SFAS No. 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. The criterion allows for recognition in the financial statements of a tax position when it is more likely than not that the position will be sustained upon examination. FIN 48 was effective for us on January 1, 2007. For more information on the adoption of FIN 48, see Note 6 to our consolidated financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). This accounting standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements with certain exceptions. SFAS 157 was effective for us January 1, 2008. The adoption of SFAS 157 is not expected to have a material effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This accounting standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. We currently do not plan to adopt any of the provisions of SFAS 159.

In December 2007, the FASB issued a revision of SFAS No. 141, "Business Combinations" ("SFAS 141(R)"). This accounting standard requires an acquirer to recognize and measure the assets acquired, liabilities assumed and any noncontrolling interests in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exception. In addition, SFAS 141(R) requires that acquisition-related costs will be generally expensed as incurred. SFAS 141(R) also expands the disclosure requirements for business combinations. SFAS 141(R) will be effective for us on January 1, 2009. We are currently evaluating the effects of the adoption of SFAS 141(R).

**Impact of Inflation**

We believe that inflation has not had a material impact on our results of operations for any of the years in the three-year period ended December 31, 2007. We cannot assure you that future inflation will not have an adverse impact on our consolidated financial position and consolidated results of operations.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We invest our excess cash in highly liquid short-term investments. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our cash and cash equivalents and, therefore, impact our consolidated cash flows and consolidated results of operations. As of December 31, 2007, our net floating rate indebtedness was approximately $187.8 million. If long-term floating interest rates were to have increased by 100 basis points during the year ended December 31, 2007, our interest costs would have increased by approximately $2.0 million. If short-term interest rates were to have increased by 100 basis points during the year ended December 31, 2007, our interest income from cash equivalents would have increased by less than $0.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on our floating rate indebtedness and cash equivalents balances at December 31, 2007.

## Item 8. Financial Statements and Supplementary Data.

### LIFE TIME FITNESS, INC. AND SUBSIDIARIES

### CONSOLIDATED BALANCE SHEETS

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| | (In thousands, except share and per share data) | |
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 5,354 | $ 6,880 |
| Accounts receivable, net | 4,475 | 2,320 |
| Inventories | 14,324 | 8,773 |
| Prepaid expenses and other current assets | 15,963 | 9,201 |
| Deferred membership origination costs | 16,205 | 12,575 |
| Deferred income taxes | 1,188 | — |
| Income tax receivable | 5,814 | 97 |
| Total current assets | 63,323 | 39,846 |
| PROPERTY AND EQUIPMENT, net | 1,259,271 | 902,122 |
| RESTRICTED CASH | 6,767 | 4,738 |
| DEFERRED MEMBERSHIP ORIGINATION COSTS | 14,367 | 10,875 |
| OTHER ASSETS | 42,805 | 30,095 |
| TOTAL ASSETS | $1,386,533 | $ 987,676 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Current maturities of long-term debt | $ 9,568 | $ 15,228 |
| Accounts payable | 12,872 | 8,878 |
| Construction accounts payable | 59,261 | 49,285 |
| Accrued expenses | 47,052 | 37,191 |
| Deferred revenue | 34,851 | 29,773 |
| Total current liabilities | 163,604 | 140,355 |
| LONG-TERM DEBT, net of current portion | 555,037 | 374,327 |
| DEFERRED RENT LIABILITY | 25,526 | 25,716 |
| DEFERRED INCOME TAXES | 38,607 | 38,584 |
| DEFERRED REVENUE | 17,529 | 15,917 |
| OTHER LIABILITIES | 13,673 | 264 |
| Total liabilities | 813,976 | 595,163 |
| COMMITMENTS AND CONTINGENCIES (Note 10) | | |
| SHAREHOLDERS' EQUITY: | | |
| Undesignated preferred stock, 10,000,000 shares authorized; none issued or outstanding | — | — |
| Common stock, $.02 par value, 50,000,000 shares authorized; 39,137,947 and 36,817,199 shares issued and outstanding, respectively | 783 | 737 |
| Additional paid-in capital | 373,910 | 259,905 |
| Retained earnings | 199,890 | 131,871 |
| Accumulated other comprehensive loss | (2,026) | — |
| Total shareholders' equity | 572,557 | 392,513 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $1,386,533 | $ 987,676 |

See notes to consolidated financial statements.

## LIFE TIME FITNESS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (In thousands, except per share data) | | |
| REVENUE: | | | |
| Membership dues | $434,138 | $339,623 | $262,989 |
| Enrollment fees | 24,741 | 22,438 | 20,341 |
| In-center revenue | 182,215 | 138,332 | 97,710 |
| Total center revenue | 641,094 | 500,393 | 381,040 |
| Other revenue | 14,692 | 11,504 | 9,076 |
| Total revenue | 655,786 | 511,897 | 390,116 |
| OPERATING EXPENSES: | | | |
| Center operations (including $2,597, $2,179 and $0 related to share-based compensation expense, respectively) | 377,235 | 292,273 | 216,314 |
| Advertising and marketing | 24,967 | 20,770 | 14,446 |
| General and administrative (including $5,149, $5,377 and $388 related to share-based compensation expense, respectively) | 40,820 | 37,781 | 27,375 |
| Other operating | 16,340 | 12,998 | 12,693 |
| Depreciation and amortization | 59,014 | 47,560 | 38,346 |
| Total operating expenses | 518,376 | 411,382 | 309,174 |
| Income from operations | 137,410 | 100,515 | 80,942 |
| OTHER INCOME (EXPENSE): | | | |
| Interest expense, net of interest income of $438, $269 and $259, respectively | (25,443) | (17,356) | (14,076) |
| Equity in earnings of affiliate | 1,272 | 919 | 1,105 |
| Total other income (expense) | (24,171) | (16,437) | (12,971) |
| INCOME BEFORE INCOME TAXES | 113,239 | 84,078 | 67,971 |
| PROVISION FOR INCOME TAXES | 45,220 | 33,513 | 26,758 |
| NET INCOME | $ 68,019 | $ 50,565 | $ 41,213 |
| BASIC EARNINGS PER COMMON SHARE | $ 1.81 | $ 1.40 | $ 1.19 |
| DILUTED EARNINGS PER COMMON SHARE | $ 1.78 | $ 1.37 | $ 1.13 |
| WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC | 37,518 | 36,118 | 34,592 |
| WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED | 38,127 | 36,779 | 36,339 |

See notes to consolidated financial statements.

## LIFE TIME FITNESS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock | | Additional Paid-In Capital | Deferred Compen-sation | Accumulated Other Comprehensive Loss | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| | | | | (In thousands, except share data) | | | |
| BALANCE — December 31, 2004 | 33,791,61 | $ 676 | $ 209,931 | $ (66) | $ — | $ 40,093 | $250,634 |
| Common stock issued upon exercise of stock options | 1,698,714 | 34 | 6,149 | — | — | — | 6,183 |
| Grant of restricted stock | 80,243 | 2 | 2,625 | (2,627) | — | — | — |
| Compensation related to stock options and restricted stock | — | — | 255 | 387 | — | — | 642 |
| Tax benefit upon exercise of stock options | — | — | 9,172 | — | — | — | 9,172 |
| Net income | — | — | — | — | — | 41,213 | 41,213 |
| BALANCE — December 31, 2005 | 35,570,567 | 712 | 228,132 | (2,306) | — | 81,306 | 307,844 |
| Reclassification of deferred compensation to additional paid-in capital | — | — | (2,306) | 2,306 | — | — | — |
| Common stock issued upon exercise of stock options | 1,090,788 | 22 | 15,242 | — | — | — | 15,264 |
| Grant of restricted stock | 156,164 | 3 | (3) | — | — | — | — |
| Forfeiture of restricted stock | (320) | — | — | — | — | — | — |
| Compensation related to stock options and restricted stock | — | — | 7,556 | — | — | — | 7,556 |
| Capitalized compensation related to stock options and restricted stock | — | — | 1,055 | — | — | — | 1,055 |
| Tax benefit upon exercise of stock options | — | — | 10,229 | — | — | — | 10,229 |
| Net income | — | — | — | — | — | 50,565 | 50,565 |
| BALANCE — December 31, 2006 | 36,817,199 | 737 | 259,905 | — | — | 131,871 | 392,513 |
| Common stock issued upon common stock offering | 1,675,000 | 33 | 92,469 | — | — | — | 92,502 |
| Common stock issued upon exercise of stock options | 487,075 | 10 | 8,444 | — | — | — | 8,454 |
| Grant of restricted stock | 162,393 | 3 | (3) | — | — | — | — |
| Forfeiture of restricted stock | (3,720) | — | — | — | — | — | — |
| Compensation related to stock options and restricted stock | — | — | 7,746 | — | — | — | 7,746 |
| Capitalized compensation related to stock options and restricted stock | — | — | 744 | — | — | — | 744 |
| Tax benefit upon exercise of stock options | — | — | 4,605 | — | — | — | 4,605 |
| Interest rate swap contract | — | — | — | — | (2,026) | — | (2,026) |
| Net income | — | — | — | — | — | 68,019 | 68,019 |
| BALANCE — December 31, 2007 | 39,137,947 | $ 783 | $ 373,910 | $ — | $ (2,026) | $ 199,890 | $572,557 |

See notes to consolidated financial statements.

## LIFE TIME FITNESS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | | (In thousands) | |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 68,019 | $ 50,565 | $ 41,213 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 59,014 | 47,560 | 38,346 |
| Deferred income taxes | 11,505 | 3,165 | 3,315 |
| Loss on disposal of property and equipment, net | 354 | 946 | 539 |
| Amortization of deferred financing costs | 853 | 696 | 1,025 |
| Share-based compensation | 7,746 | 7,556 | 388 |
| Excess tax benefit from stock option exercises | (4,605) | (10,229) | — |
| Changes in operating assets and liabilities | (544) | 25,425 | 22,870 |
| Other | (136) | 168 | 256 |
| Net cash provided by operating activities | 142,206 | 125,852 | 107,952 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of property and equipment (excluding non-cash purchases supplementally noted below) | (415,822) | (261,767) | (190,355) |
| Proceeds from sale of property and equipment | 5,054 | 6,629 | 4,411 |
| Proceeds from property insurance settlement | 78 | 581 | — |
| Increase in other assets | (4,488) | (7,803) | (3,083) |
| Decrease (increase) in restricted cash | (2,029) | (823) | 8,177 |
| Net cash used in investing activities | (417,207) | (263,183) | (180,850) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from long-term borrowings | 113,455 | — | 5,652 |
| Repayments on long-term borrowings | (11,181) | (19,120) | (23,971) |
| Proceeds from revolving credit facility, net | 67,800 | 134,000 | 80,678 |
| Increase in deferred financing costs | (2,160) | (842) | (1,175) |
| Proceeds from common stock offering, net of underwriting discount and offering costs | 92,502 | — | — |
| Excess tax benefit from exercise of stock options | 4,605 | 10,229 | — |
| Proceeds from exercise of stock options | 8,454 | 15,264 | 6,183 |
| Net cash provided by financing activities | 273,475 | 139,531 | 67,367 |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (1,526) | 2,200 | (5,531) |
| CASH AND CASH EQUIVALENTS – Beginning of period | 6,880 | 4,680 | 10,211 |
| CASH AND CASH EQUIVALENTS – End of period | $ 5,354 | $ 6,880 | $ 4,680 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Cash payments for interest, net of capitalized interest of $8,425, $5,308 and $3,965, respectively | $ 30,621 | $ 22,183 | $ 17,212 |
| Cash payments for income taxes | $ 33,746 | $ 17,005 | $ 13,227 |
| SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: | | | |
| Purchases of property and equipment purchases financed through capital lease obligations | $ 1,445 | $ — | $ 96 |
| Purchases of property purchase financed through notes payable | $ 95 | $ 1,620 | $ — |
| Purchases of property and equipment in accounts payable | $ 10,218 | $ 22,594 | $ 8,773 |
| Non-cash share-based compensation capitalized to projects under development | $ 744 | $ 1,055 | $ — |

See notes to consolidated financial statements.

## 1. Nature of Business

Life Time Fitness, Inc., a Minnesota corporation, and our subsidiaries are primarily engaged in designing, building and operating sports and athletic, professional fitness, family recreation and resort/spa centers, principally in residential locations of major metropolitan areas. As of December 31, 2007, we operated 70 centers and one satellite center, including 25 in Minnesota, 14 in Texas, eight in Illinois, six in Michigan, four in Arizona, three in Ohio, two each in Virginia and Georgia and one each in Florida, Indiana, Kansas, Maryland, Nebraska, North Carolina and Utah.

## 2. Significant Accounting Policies

*Principles of Consolidation* — The consolidated financial statements include the accounts of Life Time Fitness, Inc. and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

*Revenue Recognition* — We receive a one-time enrollment fee at the time a member joins and monthly membership dues for usage from our members. The enrollment fees are nonrefundable after 30 days. Enrollment fees and related direct expenses, primarily sales commissions, are deferred and recognized on a straight-line basis over an estimated membership period of 36 months, which is based on historical membership experience. In addition, monthly membership dues paid in advance of a center's opening are deferred until the center opens. We offer members month-to-month memberships and recognize as revenue the monthly membership dues in the month to which they pertain.

We provide service at each of our centers, including personal training, spa, cafe and other member services. The revenue associated with these services is recognized at the time the service is performed. Personal training revenue received in advance of training sessions and the related commissions are deferred and recognized when services are performed. Other revenue includes revenue from our media, athletic events and restaurant. Media advertising revenue is recognized over the duration of the advertising placement. For athletic events, revenue is generated primarily through sponsorship sales and registration fees. Athletic event revenue is recognized upon the completion of the event. In limited instances in our media and athletic events businesses, we recognize revenue on barter transactions. We recognize barter revenue equal to the lesser of the value of the advertising or promotion given up or the value of the asset received. Restaurant revenue is recognized at the point of sale to the customer.

*Pre-Opening Operations* — We generally operate a preview center up to nine months prior to the planned opening of a center during which time memberships are sold as construction of the center is being completed. The revenue and direct membership acquisition costs, primarily sales commissions and related benefits, incurred during the period prior to a center opening are deferred until the center opens and are then recognized on a straight-line basis over a period of 36 months beginning when the center opens; however, the related advertising, office, rent and other expenses incurred during this period are expensed as incurred.

*Cash and Cash Equivalents* — We classify all unrestricted cash accounts and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

*Restricted Cash* — We are required to keep funds on deposit at certain financial institutions related to certain of our credit facilities. Our lender or lenders, as the case may be, may access the restricted cash after the occurrence of an event of default, as defined under their respective credit facilities.

*Accounts Receivable* — Accounts receivable is presented net of allowance for doubtful accounts and sales returns and allowances.

(Table amounts in thousands, except share and per share data)

The rollforward of these allowances are as follows:

| | December 31, 2007 | December 31, 2006 | December 31, 2005 |
|---|---|---|---|
| Allowance for Doubtful Accounts: | | | |
| Balance, beginning of period | $ 616 | $ 187 | $ 435 |
| Provisions | 345 | 542 | 126 |
| Write-offs against allowance | (206) | (113) | (374) |
| Balance, end of period | $ 755 | $ 616 | $ 187 |
| Sales Returns and Allowances: | | | |
| Balance, beginning of period | $ – | $ 134 | $ 289 |
| Provisions | – | (52) | 255 |
| Write-offs against allowance | – | (82) | (410) |
| Balance, end of period | $ – | $ – | $ 134 |

We no longer carry sales returns and allowances as a result of our discontinuation of the sale of our nutritional products through independent retailers during 2006. We continue to sell our nutritional products through LifeCafe.

*Inventories* — Inventories consist primarily of operational supplies, nutritional products and uniforms. These inventories are stated at the lower of cost or market value.

Inventories consist of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Center operations inventory | $ 4,232 | $ 3,815 |
| In-center businesses inventory | 7,144 | 3,452 |
| Apparel and uniforms | 2,693 | 1,250 |
| Other | 255 | 256 |
| | $14,324 | $ 8,773 |

*Prepaid Expenses and Other Current Assets* — Prepaid expenses and other current assets consist primarily of prepaid insurance, other prepaid operating expenses and deposits and two properties held for sale.

Prepaid expenses and other current assets consist of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Land held for sale | $ 5,390 | $ — |
| Insurance deposits | 2,664 | 2,578 |
| Deferred costs | 1,928 | 1,480 |
| Prepaid lease obligations | 1,232 | 1,489 |
| Due from affiliate | 490 | 233 |
| Other prepaid expenses and current assets | 4,259 | 3,421 |
| | $15,963 | $ 9,201 |

(Table amounts in thousands, except share and per share data)

*Property and Equipment* — Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations when incurred. The cost and accumulated depreciation of property and equipment retired and other items disposed of are removed from the related accounts, and any residual values are charged or credited to income.

Depreciation is computed primarily using the straight-line method over estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement. Accelerated depreciation methods are used for tax reporting purposes.

Property and equipment consist of the following:

| | Depreciable | December 31, | |
|---|---|---|---|
| | Lives | 2007 | 2006 |
| Land | | $ 219,347 | $ 154,680 |
| Buildings | 3-40 years | 869,365 | 630,565 |
| Leasehold improvements | 1-20 years | 36,253 | 34,695 |
| Construction in progress | | 137,335 | 82,589 |
| | | 1,262,300 | 902,529 |
| Equipment: | | | |
| Fitness | 5-7 years | 76,620 | 59,559 |
| Computer and telephone | 3-5 years | 35,792 | 32,335 |
| Capitalized software | 5 years | 21,884 | 17,345 |
| Decor and signage | 5 years | 8,962 | 7,018 |
| Audio/visual | 3-5 years | 15,319 | 11,349 |
| Furniture and fixtures | 7 years | 9,300 | 7,579 |
| Other equipment | 3-7 years | 48,135 | 33,965 |
| | | 216,012 | 169,150 |
| Property and equipment, gross | | 1,478,312 | 1,071,679 |
| Less accumulated depreciation | | 219,041 | 169,557 |
| Property and equipment, net | | $1,259,271 | $902,122 |

At December 31, 2007, we had eleven centers under construction: three in Texas, two in Georgia and one each in Colorado, Illinois, Missouri, Maryland, New Jersey and Virginia. Construction in progress, including land purchased for future development totaled $206.3 million at December 31, 2007 and $116.9 million at December 31, 2006.

Capitalized software is our internally developed Web-based systems to facilitate member enrollment and management, as well as point of sale system enhancements. Costs related to these projects have been capitalized in accordance with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*

Other equipment consists primarily of cafe, spa and playground and laundry equipment.

(Table amounts in thousands, except share and per share data)

*Impairment of Long-lived Assets* — The carrying value of long-lived assets is reviewed annually and whenever events or changes in circumstances indicate that such carrying values may not be recoverable. We consider a history of consistent and significant operating losses to be our primary indicator of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, which is generally at an individual center level or corporate business. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that center or corporate business, compared to the carrying value of these assets. If an impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of these assets and recording a loss if the carrying value is greater than the fair value. Based upon our review and analysis, no impairments were deemed to have occurred during 2007, 2006 or 2005.

*Derivative Instruments and Hedging Activities.* As part of our risk management program, we may periodically use interest rate swaps to manage known market exposures. Terms of derivative instruments are structured to match the terms of the risk being managed and are generally held to maturity. We do not hold or issue derivative financial instruments for trading purposes. All other contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as normal purchases or sales. Our policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

In 2007, we entered into an interest rate swap contract that effectively fixed the rates paid on a total of $125.0 million of variable rate borrowings. The contract fixed the rate on $125.0 million of borrowings at 4.825% plus the applicable spread (depending on cash flow leverage ratio) until October 2010. The contract has been designated a hedge against interest rate volatility. In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," changes in the fair market value of the swap contract are recorded in accumulated other comprehensive income (loss). As of December 31, 2007, the $2.0 million, net of tax, fair market value of the swap contract was recorded as accumulated other comprehensive loss in the shareholder equity section and the $3.3 million gross fair market value of the swap contract was included in long-term debt.

*Other Assets* — We record other assets at cost. Amortization of financing costs is computed over the periods of the related debt financing. Other assets consist of the following:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Financing costs, net | $ 5,399 | $ 4,093 |
| Investment in unconsolidated affiliate (see Note 3) | 2,636 | 2,400 |
| Site development costs | 2,669 | 2,371 |
| Lease deposits | 3,867 | 2,340 |
| Earnest money deposits | 9,632 | 8,984 |
| Intangible assets | 5,505 | 4,252 |
| Land held for sale | 10,592 | 5,655 |
| Other | 2,505 | — |
| | $ 42,805 | $30,095 |

Site development costs consist of legal, engineering, architectural, environmental, feasibility and other direct expenditures incurred for certain new center projects. Capitalization commences when acquisition of a particular property is deemed probable by management. Should a specific project be deemed not viable for construction, any capitalized costs related to that project are charged to operations at the time of that determination. Costs incurred prior to the point at which the acquisition is deemed probable are expensed as incurred. Site development costs capitalized in the years ended December 31, 2007 and 2006 were approximately $10.3 million and $6.1 million, respectively. Upon completion of a project, the site development costs are classified as property and equipment and depreciated over the useful life of the asset.

(Table amounts in thousands, except share and per share data)

Intangible assets are comprised principally of goodwill, leasehold rights at our Highland Park, Minnesota office building and trade names. In accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets,*" intangible assets determined to have an indefinite useful life, which consist of all our intangible assets, are not amortized but instead tested for impairment at least annually.

We are required to test our intangible assets for impairment on an annual basis. We are also required to evaluate these assets for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying amount. An indicator of potential impairment that could impact our intangible asset values include, but is not limited to, a significant loss of occupancy at our rental property located in Highland Park, Minnesota. We tested to determine if the fair values of each of our intangible assets were in excess of their respective carrying values at December 31, 2007 and December 31, 2006, for purposes of the annual impairment test.

The following table summarizes the changes in our net intangible balance during the years ended December 31, 2007, 2006 and 2005:

| | |
|---|---|
| Balance at December 31, 2004 | $ 241 |
| Leasehold rights acquired | 2,318 |
| Trade name acquired | 321 |
| Balance at December 31, 2005 | 2,880 |
| Goodwill acquired | 1,272 |
| Trade name acquired | 100 |
| Balance at December 31, 2006 | 4,252 |
| Purchase price adjustment (1) | (1,346) |
| Goodwill acquired | 2,599 |
| Balance at December 31, 2007 | $5,505 |

(1) Includes adjustments related to the finalization of the purchase price allocation of 2006 acquisition transactions.

The following table summarizes the carrying amounts of our intangible assets:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Goodwill | $2,599 | $1,346 |
| Leasehold rights | 2,318 | 2,318 |
| Trade names | 588 | 588 |
| | $ 5,505 | $ 4,252 |

(Table amounts in thousands, except share and per share data)

*Accrued Expenses* — Accrued expenses consist of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Payroll related | $ 8,129 | $ 7,092 |
| Real estate taxes | 9,395 | 8,120 |
| Center operating costs | 17,032 | 14,126 |
| Insurance | 2,692 | 2,112 |
| Interest | 3,185 | 376 |
| Other | 6,619 | 5,365 |
| | $ 47,052 | $37,191 |

*Income Taxes* — We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would record a valuation allowance, which would reduce the provision for income taxes.

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted the provisions of FIN 48, on January 1, 2007. No cumulative effect upon adoption of FIN 48 was recorded; however, certain amounts have been presented in the consolidated balance sheet in conformance with the requirements of the statement.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

*Earnings per Common Share* — Basic earnings per common share ("EPS") is computed by dividing net income applicable to common shareholders by the weighted average number of shares of common stock outstanding for each year. Diluted EPS is computed similarly to basic EPS, except that the numerator is adjusted to add back any redeemable preferred stock accretion and the denominator is increased for the conversion of any dilutive common stock equivalents, such as redeemable preferred stock, the assumed exercise of dilutive stock options using the treasury stock method and unvested restricted stock awards using the treasury stock method.

(Table amounts in thousands, except share and per share data)

The basic and diluted earnings per share calculations are shown below:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net income | $ 68,019 | $ 50,565 | $ 41,213 |
| Weighted average number of common shares outstanding – basic | 37,518 | 36,118 | 34,592 |
| Effect of dilutive stock options | 476 | 509 | 1,739 |
| Effect of dilutive restricted stock awards | 133 | 152 | 8 |
| Weighted average number of common shares outstanding – diluted | 38,127 | 36,779 | 36,339 |
| Basic earnings per common share | $ 1.81 | $ 1.40 | $ 1.19 |
| Diluted earnings per common share | $ 1.78 | $ 1.37 | $ 1.13 |

The number of total common shares outstanding at December 31, 2007 was 39,137,947.

*Share-Based Compensation* — We have stock option plans for employees and accounts for these option plans in accordance with Statement of Financial Accounting Standards No. 123, Share-Based Payment ("SFAS 123(R)"). Prior to January 1, 2006, we applied Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. On January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), requiring us to recognize expense related to the fair value of our share-based compensation awards. We elected to use the modified prospective transition method as permitted by SFAS 123(R). Under this method, share-based compensation expense for the year ended December 31, 2006 included compensation expense for all share-based compensation awards granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, Accounting for Stock-Based Compensation. In accordance with the modified prospective transition method of SFAS 123(R), financial results for the prior periods have not been restated.

Had compensation cost for these plans been determined consistent with SFAS 123(R) for the year ended December 31, 2005, our net income applicable to common shareholders, basic EPS and diluted EPS would have been reduced to the following pro forma amounts:

| | |
|---|---|
| Net income applicable to common shareholders — basic: | |
| As reported | $41,213 |
| Pro forma | $35,870 |
| Basic earnings per common share: | |
| As reported | $ 1.19 |
| Pro forma | $ 1.04 |
| Net income applicable to common shareholders — diluted: | |
| As reported | $41,213 |
| Pro forma | $35,870 |
| Diluted earnings per common share: | |
| As reported | $ 1.13 |
| Pro forma | $ 0.99 |

(Table amounts in thousands, except share and per share data)

The pro forma net income applicable to common shareholders, basic and diluted, for the year ended December 31, 2005, includes the compensation cost related to the vesting of certain stock options that were granted to certain members of management at or around the time of our initial public offering. Upon meeting specific market performance criteria governing these stock options, sixty percent of these shares had vested as of December 31, 2005. The remaining forty percent of the shares, upon meeting additional specific market performance criteria, vested during the second quarter of 2006.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used:

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Risk-free interest rate | 4.7% | 4.8% | 4.0% |
| Expected dividend yield | — | — | — |
| Expected life in years | 5 | 5 | 6 |
| Volatility | 36.9% | 35.9% | 42.7% |

The volatility and expected life assumptions presented are based on an average of the volatility assumptions reported by a peer group of publicly traded companies.

For more information on our share-based compensation plans, see Note 8.

*Dividends* — We have not declared or paid any cash dividends on our common stock in the past. As discussed in Note 4, the terms of our revolving credit facility and certain debt financing agreements prohibit us from paying dividends without the consent of the lenders.

*Fair Value of Financial Instruments* — The carrying amounts related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the relatively short maturities of such instruments. The fair value of the term notes payable and capital leases approximated $245.1 million and $11.8 million, respectively, as of December 31, 2007. The fair value of our other long-term debt approximates the carrying value and is based on variable rates or interest rates for the same or similar debt offered to us having the same or similar remaining maturities and collateral requirements.

*Use of Estimates* — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We use estimates for such items as depreciable lives, volatility factors and expected life in determining fair value of option grants, tax provisions and provisions for uncollectible receivables. We also use estimates for calculating the amortization period for deferred enrollment fee revenue and associated direct costs, which are based on the historical average expected life of center memberships. We revise the recorded estimates when better information is available, facts change or we can determine actual amounts. These revisions can affect operating results.

(Table amounts in thousands, except share and per share data)

*Supplemental Cash Flow Information* — Decreases (increases) in operating assets and increases (decreases) in operating liabilities are as follows:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Accounts receivable | $ (2,155) | $ 1,947 | $ (3,080) |
| Income tax receivable | (1,112) | 13,643 | 1,068 |
| Inventories | (5,551) | (3,104) | (698) |
| Prepaid expenses and other current assets | (6,762) | (2,014) | 88 |
| Deferred membership origination costs | (7,122) | (4,958) | (3,159) |
| Accounts payable | 4,895 | (132) | 12,623 |
| Accrued expenses | 9,861 | 9,329 | 8,711 |
| Deferred revenue | 6,690 | 7,904 | 5,503 |
| Deferred rent | (190) | 2,546 | 1,814 |
| Other liabilities | 902 | 264 | — |
| | $ (544) | $ 25,425 | $ 22,870 |

Our capital expenditures were as follows:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Purchases of property and equipment | $ 415,822 | $ 261,767 | $ 190,355 |
| Non-cash property and equipment purchases financed through capital lease obligations | 1,445 | — | 96 |
| Non-cash property purchases financed through notes payable obligations | 95 | 1,620 | — |
| Non-cash property purchases in accounts payable | 10,218 | 22,594 | 8,773 |
| Non-cash share-based compensation capitalized to projects under development | 744 | 1,055 | — |
| Total capital expenditures | $ 428,324 | $ 287,036 | $ 199,224 |

*New Accounting Pronouncements* — In July 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"). FIN 48 clarifies the application of SFAS No. 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. The criterion allows for recognition in the financial statements of a tax position when it is more likely than not that the position will be sustained upon examination. FIN 48 was effective for us on January 1, 2007. For more information on the adoption of FIN 48, see Note 6.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). This accounting standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements with certain exceptions. SFAS 157 was effective for us January 1, 2008. The adoption of SFAS 157 is not expected to have a material effect on our financial position or results of operations.

(Table amounts in thousands, except share and per share data)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This accounting standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. We currently do not plan to adopt any of the provisions of SFAS 159.

In December 2007, the FASB issued a revision of SFAS No. 141, "Business Combinations" ("SFAS 141(R)"). This accounting standard requires an acquirer to recognize and measure the assets acquired, liabilities assumed and any noncontrolling interests in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exception. In addition, SFAS 141(R) requires that acquisition-related costs will be generally expensed as incurred. SFAS 141(R) also expands the disclosure requirements for business combinations. SFAS 141(R) will be effective for us on January 1, 2009. We are currently evaluating the effects of the adoption of SFAS 141(R).

*Comprehensive Income* — We follow the provisions of SFAS No. 130 "Reporting Comprehensive Income," which established standards for reporting and displaying of comprehensive income (loss) and its components. Comprehensive income (loss) reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For us, the difference between net income as reported on the consolidated statements of operations and comprehensive income is a loss of $2.0 million, net of tax, related to our outstanding interest rate swap contract. For more information, see Note 4.

**3. Investment in Unconsolidated Affiliate**

In December 1999, we, together with two unrelated organizations, formed an Illinois limited liability company named LIFE TIME Fitness Bloomingdale L.L.C. ("Bloomingdale LLC") for the purpose of constructing and operating a center in Bloomingdale, Illinois. The center opened for business in February 2001. Each of the three members maintains an equal interest in Bloomingdale LLC. Pursuant to the terms of the agreement that governs the formation and operation of Bloomingdale LLC (the "Operating Agreement"), each of the three members contributed $2.0 million to Bloomingdale LLC. We have no unilateral control of the center, as all decisions essential to the accomplishments of the purpose of Bloomingdale LLC require the consent of the other members of Bloomingdale LLC. The Operating Agreement expires on the earlier of December 2039 or the liquidation of Bloomingdale LLC. We account for our interest in Bloomingdale LLC using the equity method.

Bloomingdale LLC issued indebtedness in June 2000 in a taxable bond financing that is secured by a letter of credit in an amount not to exceed $14.7 million. All of the members separately guaranteed one-third of these obligations to the bank for the letter of credit and pledged their membership interest to the bank as security for the guarantee. The guarantee runs through June 7, 2010. As of December 31, 2007, the maximum amount of future payments under our one-third of the guarantee was $3.4 million. We have the right to recover from Bloomingdale LLC any amounts paid under the terms of the guarantee, but only after Bloomingdale LLC's obligations to the bank have been satisfied.

Pursuant to the terms of the Operating Agreement, beginning in March 2002 and continuing throughout the term of such agreement, the members are entitled to receive monthly cash distributions from Bloomingdale LLC. The amount of this monthly distribution is, and will continue to be throughout the term of the agreement, approximately $0.1 million per member. In the event that Bloomingdale LLC does not generate sufficient cash flow through its own operations to make the required monthly distributions, we are obligated to make such payments to each of the other two members. To date, Bloomingdale LLC has generated cash flows sufficient to make all such payments. Each of the three members had the right to receive distributions from Bloomingdale LLC in the amount of $0.7 million for each of the three years 2007, 2006 and 2005.

(Table amounts in thousands, except share and per share data)

**4. Long-Term Debt**

Long-term debt consists of the following:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Term notes payable to insurance company, monthly interest and principal payments totaling $1,273 including interest at 8.25% to June 2011, collateralized by certain related real estate and buildings | $ 117,597 | $ 122,498 |
| Revolving credit facility, interest only due monthly at interest rates ranging from LIBOR plus 0.625% to 1.50% or base plus 0.0%, facility expires May 2012, collateralized by certain personal property | 312,800 | 245,000 |
| Term notes payable with monthly interest and principal payments totaling $632 including interest at 6.03% to February 2017, collateralized by certain related real estate and buildings | 103,990 | — |
| Mortgage notes payable to bank, due in monthly installments of $52 through October 2012, including interest at approximately 6.4%, collateralized by certain interests in related two centers | 4,461 | 4,707 |
| Promissory note payable to a municipality, collateralized by a mortgage on the underlying property, due in two equal payments through June 2013, including interest of 0.0%, (balances shown net of imputed interest of $450 and $533, respectively) | 1,201 | 1,118 |
| Unsecured promissory note, due in various unequal installments, expiring December 2010, including interest at 5.6% (balances shown net of imputed interest of $36 and $48, respectively) | 514 | 502 |
| Promissory note payable to lender, monthly interest and principal payments totaling $80 including interest at 5.78% to January 2015, collateralized by a certain interest in secured property | 8,455 | — |
| Interest rate swap on notional amount of $125,000 at a fixed annual rate of 4.825%, expiring October 2010 | 3,252 | — |
| Special assessments payable, due in variable semiannual installments through September 2028, including interest at 4.25% to 7.00%, secured by the related real estate and buildings | 3,053 | 2,870 |
| Total debt (excluding obligations under capital leases) | 555,323 | 376,695 |
| Obligations under capital leases (see below) | 9,282 | 12,860 |
| Total debt | 564,605 | 389,555 |
| Less current maturities | 9,568 | 15,228 |
| Total long-term debt | $ 555,037 | $ 374,327 |

On April 15, 2005, we entered into a Credit Agreement, with U.S. Bank National Association, as administrative agent and lead arranger, J.P. Morgan Securities, Inc., as syndication agent, and the banks party thereto from time to time (the "U.S. Bank Facility"). On May 31, 2007, we entered into a Second Amended and Restated Credit Agreement effective May 31, 2007 to amend and restate our U.S. Bank Facility. The material changes to the U.S. Bank Facility increase the amount of the facility from $300.0 million to $400.0 million, which may be increased by an additional $25.0 million upon the exercise of an accordion feature, and extend the term of the facility by a little

(Table amounts in thousands, except share and per share data)

over one year to May 31, 2012. Interest on the amounts borrowed under the U.S. Bank Facility continues to be based on (i) a base rate, which is the greater of (a) U.S. Bank's prime rate and (b) the federal funds rate plus 50 basis points, or (ii) an adjusted Eurodollar rate, plus, in either case (i) or (ii), the applicable margin within a range based on our consolidated leverage ratio. In connection with the amendment and restatement of the U.S. Bank Facility, the applicable margin ranges were reduced to zero at all times (from zero to 25 basis points) for base rate borrowings and decreased to 62.5 to 150 basis points (from 75 to 175 basis points) for Eurodollar borrowings. As of December 31, 2007, $312.8 million was outstanding on the U.S. Bank Facility, plus $20.5 million related to letters of credit.

The weighted average interest rate and debt outstanding under the revolving credit facility for the year ended December 31, 2007 was 6.7% and $230.2 million, respectively. The weighted average interest rate and debt outstanding under the revolving credit facility for the year ended December 31, 2006 was 6.8% and $140.0 million, respectively.

On January 24, 2008, we amended the facility to increase the amount of the accordion feature from $25.0 million to $200.0 million and increase the senior secured operating company leverage ratio from not more than 2.50 to 1.00 to not more than 3.25 to 1.00. The amendment also allows for the issuance of additional senior debt and sharing of related collateral with lenders other than the existing bank syndicate.

On January 24, 2007, LTF CMBS I, LLC, a wholly owned subsidiary, obtained a commercial mortgage-backed loan in the original principal amount of $105.0 million from Goldman Sachs Commercial Mortgage Capital, L.P. pursuant to a loan agreement dated January 24, 2007. The mortgage financing is secured by six properties owned by the subsidiary and operated as Life Time Fitness centers located in Tempe, Arizona, Commerce Township, Michigan, and Garland, Flower Mound, Willowbrook and Sugar Land, Texas. The mortgage financing matures in February 2017.

Interest on the amounts borrowed under the mortgage financing referenced above is 6.03% per annum, with a constant monthly debt service payment of $0.6 million. Our subsidiary LTF CMBS I, LLC, as landlord, and LTF Club Operations Company, Inc., another wholly owned subsidiary as tenant, entered into a lease agreement dated January 24, 2007 with respect to the properties. The initial term of the lease ends in February 2022, but the lease term may be extended at the option of LTF Club Operations Company, Inc. for two additional periods of five years each. Our subsidiaries may not transfer any of the properties except as permitted under the loan agreement. We guarantee the obligations of our subsidiary as tenant under the lease.

As additional security for LTF CMBS I, LLC's obligations under the mortgage financing, the subsidiary granted a security interest in all assets owned from time to time by the subsidiary including the properties which had a net book value of $99.1 million on January 24, 2007, the revenues from the properties and all other tangible and intangible property, and certain bank accounts belonging to the subsidiary that the lender has required pursuant to the mortgage financing. As of December 31, 2007, $104.0 million remained outstanding on the loan.

On September 17, 2007, we entered into a three-year floating-to-fixed interest rate swap contract, effective October 10, 2007, with J.P. Morgan Chase Bank, N.A. that effectively fixed the rates paid on $125.0 million of variable rate borrowings. Under the terms of the agreement we pay J.P. Morgan interest on a notional amount of $125.0 million at a fixed annual rate of 4.825%. In return we receive interest payments on the same notional amount at the 90 day LIBOR rate resetting every three months. The contract has been designated a hedge against interest rate volatility. Consequently, changes in the fair market value of the swap contract are recorded in accumulated other comprehensive income (loss). As of December 31, 2007, the $2.0 million, net of tax, fair market value of the swap contract was recorded as accumulated other comprehensive loss in the shareholder equity section and the $3.3 million gross fair market value of the swap contract was included in long-term debt.

On December 31, 2007, we borrowed $8.5 million. The loan is evidenced by a promissory note that matures in January 2015, bears interest at 5.78% and is secured by an interest in certain personal property.

(Table amounts in thousands, except share and per share data)

In May 2001, we financed one of our Minnesota centers pursuant to the terms of a sale-leaseback transaction that qualified as a capital lease. Pursuant to the terms of the lease, we agreed to lease the center for a period of 20 years. At December 31, 2007, the present value of future minimum lease payments due under the lease amounted to $6.6 million.

We were in compliance in all material respects with all restrictive and financial covenants under our various credit facilities as of December 31, 2007.

Aggregate annual future maturities of long-term debt (excluding capital leases) at December 31, 2007 are as follows:

| | |
|---|---|
| 2008 | $ 7,985 |
| 2009 | 8,722 |
| 2010 | 13,551 |
| 2011 | 101,282 |
| 2012 | 317,970 |
| Thereafter | 105,813 |
| | $555,323 |

We are a party to capital equipment leases with third parties which include monthly rental payments of approximately $0.2 million as of December 31, 2007. Amortization recorded for these capital leased assets totaled $3.7 million and $4.7 million for the years ended December 31, 2007 and 2006, respectively. The following is a summary of property and equipment recorded under capital leases:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Land and buildings | $ 6,622 | $ 6,622 |
| Equipment | 26,078 | 35,863 |
| | 32,700 | 42,485 |
| Less accumulated amortization | 21,937 | 27,548 |
| | $ 10,763 | $14,937 |

Future minimum lease payments and the present value of net minimum lease payments on capital leases at December 31, 2007 are as follows:

| | |
|---|---|
| 2008 | $ 2,464 |
| 2009 | 1,172 |
| 2010 | 1,169 |
| 2011 | 1,226 |
| 2012 | 1,648 |
| Thereafter | 7,480 |
| | 15,159 |
| Less amounts representing interest | 5,877 |
| Present value of net minimum lease payments | 9,282 |
| Current portion | 1,583 |
| | $ 7,699 |

(Table amounts in thousands, except share and per share data)

## 5. Subsequent Event

On January 24, 2008, we amended our credit facility with U.S. Bank National Association to increase the amount of the accordion feature from $25.0 million to $200.0 million and increase the senior secured operating company leverage ratio from not more than 2.50 to 1.00 to not more than 3.25 to 1.00. The amendment also allows for the issuance of additional senior debt and sharing of related collateral with lenders other than the existing bank syndicate.

## 6. Income Taxes

The provision for income taxes is comprised of:

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Current tax expense | $33,358 | $ 30,348 | $ 23,443 |
| Deferred tax expense | 8,297 | 3,165 | 3,315 |
| Non-current tax expense | 3,565 | — | — |
| Income tax provision | $45,220 | $33,513 | $26,758 |

The amount of deferred tax expense does not reconcile to the change in the deferred tax year end balances due to the separate noncurrent tax liability created pursuant to the requirement of FIN 48 and the tax effect of Other Comprehensive Income items.

The reconciliation between our effective tax rate on income from continuing operations and the statutory tax rate is as follows:

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Income tax provision at federal statutory rate | $ 39,634 | $ 29,428 | $ 23,790 |
| State and local income taxes, net of federal tax benefit | 4,837 | 3,268 | 3,495 |
| Other, net | 749 | 817 | (527) |
| Income tax provision | $ 45,220 | $ 33,513 | $ 26,758 |

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effect of temporary differences that gives rise to the deferred tax liability are as follows:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Property and equipment | $(32,274) | $(43,088) |
| Partnership interest | (8,967) | — |
| Accrued rent expense | 2,618 | 5,612 |
| Other comprehensive income | 1,226 | — |
| Costs related to deferred revenue | (3,280) | (1,904) |
| Other, net | 3,258 | 796 |
| Net deferred tax liability | $(37,419) | $(38,584) |

(Table amounts in thousands, except share and per share data)

The following is a reconciliation of the total amounts of unrecognized tax benefits for the year:

| | |
|---|---|
| Unrecognized tax benefit – beginning balance | $ 9,228 |
| Gross increases – tax positions in current period | 4,329 |
| Settlements | (161) |
| Lapse of statute of limitations | (504) |
| Unrecognized tax benefit – ending balance | $ 12,892 |

Included in the balance of unrecognized tax benefits at December 31, 2007 are $1.4 million of benefits that, if recognized, would affect the effective tax rate.

We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, we accrued penalties and interest of $0.4 million during 2007 and in total, as of December 31, 2007, has recognized a liability for penalties and interest of $0.8 million.

In addition, we believe that it is reasonably possible that approximately $3.6 million of our currently remaining unrecognized tax positions, of which $3.1 million relates to depreciation related to property and equipment lives, may be recognized by the end of 2008 as a result of a lapse of the statute of limitations. The balance of $12.9 million is included in other long-term liabilities on our consolidated balance sheet.

We are subject to taxation in the U.S. and various states. Our tax years 2004, 2005 and 2006 are subject to examination by the tax authorities. With few exceptions, we are no longer subject to U.S. federal, state or local examinations by tax authorities for years before 2004.

## 7. Offering of Capital Stock

On August 29, 2007, we closed on the public offering, issuance and sale of 1,500,000 shares of our common stock, and on September 7, 2007, we closed on the issuance and sale of 175,000 shares of our common stock pursuant to exercise of the underwriters' over-allotment option. The shares were sold pursuant to an underwriting agreement with Credit Suisse Securities (USA) LLC that was entered into on August 24, 2007. The shares were sold to the public at $55.40 per share, and the resulting proceeds totaled $92.5 million, net of underwriting discounts and commissions and offering expenses of $0.3 million. We used the net proceeds to repay a portion of the amounts outstanding under our revolving credit facility.

## 8. Share-Based Compensation

The FCA, Ltd. 1996 Stock Option Plan (the 1996 Plan) reserved up to 2,000,000 shares of our common stock for issuance. Under the 1996 Plan, the Board of Directors had the authority to grant incentive and nonqualified options to purchase shares of the our common stock to eligible employees, directors, and contractors at a price of not less than 100% of the fair market value at the time of the grant. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. As of December 31, 2007, we had granted a total of 1,700,000 options to purchase common stock under the 1996 Plan, of which 12,000 were outstanding. In connection with approval of the Life Time Fitness, Inc. 2004 Long-Term Incentive Plan (the 2004 Plan), as discussed below, our Board of Directors approved a resolution to cease making additional grants under the 1996 Plan.

The LIFE TIME FITNESS, Inc. 1998 Stock Option Plan (the 1998 Plan), reserved up to 1,600,000 shares of our common stock for issuance. Under the 1998 Plan, the Board of Directors had the authority to grant incentive and nonqualified options to purchase shares of our common stock to eligible employees, directors and contractors at a price of not less than 100% of the fair market value at the time of the grant. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. The 1998 Plan was amended in December 2003 by our Board of Directors and shareholders to reserve an

(Table amounts in thousands, except share and per share data)

additional 1,500,000 shares of our common stock for issuance. As of December 31, 2007, we had granted a total of 1,957,500 options to purchase common stock under the 1998 Plan, of which 304,905 were outstanding. In connection with approval of the 2004 Plan, as discussed below, our Board of Directors approved a resolution to cease making additional grants under the 1998 Plan.

The 2004 Plan reserved up to 3,500,000 shares of our common stock for issuance. Under the 2004 Plan, the Compensation Committee of our Board of Directors administers the 2004 Plan and has the power to select the persons to receive awards and determine the type, size and terms of awards and establish objectives and conditions for earning awards. The types of awards that may be granted under the 2004 Plan include incentive and non-qualified options to purchase shares of common stock, stock appreciation rights, restricted shares, restricted share units, performance awards and other types of stock-based awards. We use the term "restricted shares" to define nonvested shares granted to employees, whereas SFAS 123(R) reserves that term for fully vested and outstanding shares whose sale is contractually or governmentally prohibited for a specified period of time. Eligible participants under the 2004 Plan include our officers, employees, non-employee directors and consultants. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the Compensation Committee of the Board of Directors or its designees. In connection with approval of the 2004 Plan, our Board of Directors approved a resolution to cease making additional grants under the 1996 Plan and 1998 Plan. During 2007, we issued 162,393 shares of restricted stock. The value of the restricted shares was based upon the closing price of our stock on the dates of issue which ranged from $49.06 to $53.95 during 2007. The restricted stock generally vests over periods ranging from one to five years. As of December 31, 2007, we had granted a total of 1,929,665 options to purchase common stock under the 2004 Plan, of which options to purchase 891,362 shares were outstanding, and a total of 405,828 restricted shares under the 2004 Plan, of which 302,345 restricted shares were unvested. As of December 31, 2007, 1,276,686 shares remain available for grant under the 2004 Plan.

Total share-based compensation expense, which includes stock option expense from the adoption of SFAS 123(R) and restricted stock expense, included in our consolidated statements of operations for the years ended December 31, 2007 and 2006, was as follows:

| | For the Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Share-based compensation expense related to stock options | $ 3,206 | $ 5,671 |
| Share-based compensation expense related to restricted shares | 4,410 | 1,833 |
| Share-based compensation expense related to employee stock purchase program ("ESPP") | 130 | 52 |
| Total share-based compensation expense | $ 7,746 | $ 7,556 |

A summary of restricted stock activity follows:

| | Restricted Shares Outstanding | Range of Market Price Per Share on Grant Date |
|---|---|---|
| Balance — December 31, 2005 | 83,634 | $24.75-33.14 |
| Granted | 156,164 | 42.72-50.82 |
| Canceled | (320) | 46.51 |
| Vested | (28,584) | 24.75-42.72 |
| Balance — December 31, 2006 | 210,894 | 24.75-50.82 |
| Granted | 162,393 | 49.06-53.95 |
| Canceled | (3,720) | 46.51-53.95 |
| Vested | (67,222) | 24.75-50.85 |
| Balance — December 31, 2007 | 302,345 | $24.75-53.95 |

(Table amounts in thousands, except share and per share data)

During the years ended December 31, 2007 and 2006, we issued 162,393 and 156,164 shares of restricted stock, respectively, with an aggregate fair value of $8.0 million and $7.8 million, respectively. The fair market value of restricted shares that became vested during the year ended December 31, 2007 was $2.8 million. The total value of each restricted stock grant, based on the fair market value of the stock on the date of grant, is amortized to compensation expense on a straight-line basis over the related vesting period.

A summary of option activity is as follows:

| Options | Shares | Weighted-Average Exercise Price | Weighted Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2004 | 3,831,108 | | | |
| Granted | 758,900 | | | |
| Exercised | (1,698,714) | | | |
| Canceled | (133,628) | | | |
| Outstanding at December 31, 2005 | 2,757,666 | $ 17.01 | | |
| Granted | 71,954 | 46.57 | | |
| Exercised | (1,090,788) | 14.00 | | |
| Canceled | (14,233) | 16.41 | | |
| Outstanding at December 31, 2006 | 1,724,599 | $ 20.15 | | |
| Granted | 2,477 | 50.85 | | |
| Exercised | (487,075) | 17.34 | | |
| Canceled | (31,734) | 26.82 | | |
| Outstanding at December 31, 2007 | 1,208,267 | $ 21.17 | 6.5 | $ 34,441 |
| Vested or Expected to Vest at December 31, 2007 | 1,155,351 | $ 20.99 | 6.5 | $ 33,145 |
| Exercisable at December 31, 2007 | 651,253 | $ 17.74 | 6.0 | $ 20,799 |

The weighted average grant date fair value of stock options granted during the years ended December 31, 2007 and 2006, was $20.35 and $18.41, respectively. The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the years ended December 31, 2007 and 2006 was $17.3 million and $34.8 million, respectively. As of December 31, 2007, there was $4.2 million of unrecognized compensation expense to be recognized over a weighted-average period of 1.2 years.

(Table amounts in thousands, except share and per share data)

The options granted generally vest over a period of four to five years from the date of grant. The following table summarizes information concerning options outstanding and exercisable as of December 31, 2007:

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $1.66 to $8.00 | 202,165 | 4.1 | $ 7.68 | 145,965 | $ 7.55 |
| $12.00 to $18.50 | 439,397 | 6.4 | 16.80 | 342,097 | 16.79 |
| $22.15 to $25.47 | 366,601 | 7.2 | 25.43 | 99,325 | 25.47 |
| $26.15 to $48.59 | 200,104 | 7.9 | 36.62 | 63,866 | 34.09 |
| $1.66 to $48.59 | 1,208,267 | 6.5 | $ 21.17 | 651,253 | $ 17.74 |

Our net cash proceeds from the exercise of stock options were $8.5 million and $15.3 million for the years ended December 31, 2007 and 2006, respectively. The actual income tax benefit realized from stock option exercises was $4.6 million and $10.2 million, respectively, for those same periods. Prior to the adoption of SFAS 123(R), we reported all tax benefits resulting from the exercise of stock options as cash flows from operating activities in our consolidated statements of cash flows. In accordance with SFAS 123(R), for the years ended December 31, 2007 and 2006, the excess tax benefits from the exercise of stock options are presented as cash flows from financing activities.

Our employee stock purchase program ("ESPP") provides for the sale of up to 1,500,000 share of our common stock to our employees at discounted purchase prices. The cost per share under this plan is currently 90% of the fair market value of our common stock on the last day of the purchase period, as defined. The first purchase period during 2007 under the ESPP began January 1, 2007 and ended June 30, 2007. The second purchase period began July 1, 2007 and ended December 31, 2007. Compensation expense under the ESPP, which was $0.1 million for 2007, is based on the discount of 10% at the end of the purchase period. $1.2 million was withheld from employees for the purpose of purchasing shares under the ESPP. There were 1,478,865 shares of common stock available for purchase under the ESPP as of December 31, 2007.

In June 2006, our Board of Directors authorized the repurchase of up to 500,000 shares of our common stock from time to time in the open market or otherwise for the primary purpose of offsetting the dilutive effect of shares pursuant to our Employee Stock Purchase Plan. During 2007, we repurchased 12,635 shares for approximately $0.7 million. As of December 31, 2007, there were 478,865 remaining shares authorized to be repurchased for this purpose. The shares repurchased to date have been purchased in the open market and, upon repurchase, became authorized, but unissued shares of our common stock.

## 9. Operating Segments

Our operations are conducted mainly through our sports and athletic, professional fitness, family recreation and resort/spa centers. We aggregate the activities of our centers and other ancillary businesses into one reportable segment as none of the centers or other ancillary businesses meet the quantitative thresholds for separate disclosure under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Each of the centers has similar expected economic characteristics, service and product offerings, customers and design. Each of the other ancillary businesses either directly or indirectly, through advertising or branding, compliment the operations of the centers. Our chief operating decision maker uses EBITDA as the primary measure of operating segment performance.

(Table amounts in thousands, except share and per share data)

The following table presents revenue for the years ended December 31, 2007, 2006 and 2005:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Membership dues | $ 434,138 | $ 339,623 | $ 262,989 |
| Enrollment fees | 24,741 | 22,438 | 20,341 |
| Personal training | 88,278 | 65,191 | 45,272 |
| Other in-center | 93,937 | 73,141 | 52,438 |
| Other | 14,692 | 11,504 | 9,076 |
| Total revenue | $ 655,786 | $ 511,897 | $ 390,116 |

## 10. Commitments and Contingencies

*Lease Commitments* — We lease certain property under operating leases, which require us to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at December 31, 2007 are as follows:

| | |
|---|---|
| 2008 | $ 17,336 |
| 2009 | 18,679 |
| 2010 | 18,710 |
| 2011 | 18,578 |
| 2012 | 19,429 |
| Thereafter | 278,266 |
| | $ 370,998 |

Rent expense under operating leases was $19.4 million, $13.7 million and $10.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Certain lease agreements call for escalating lease payments over the term of the lease, which result in a deferred rent liability due to recognizing the expense on the straight-line basis over the life of the lease.

In October 2003, we financed two of our Michigan centers pursuant to the terms of a sale-leaseback transaction that qualified as an operating lease. Pursuant to the terms of the lease, we agreed to lease the centers for a period of 20 years. At December 31, 2007, the future minimum lease payments due under the lease amounted to $80.9 million.

*Purchase Commitments* — We contract in advance for land purchases and construction services and materials, among other things. The purchase commitments were $156.4 million, $164.5 million and $82.7 million at December 31, 2007, 2006, and 2005, respectively.

*Litigation* — We are engaged in legal proceedings incidental to the normal course of business. Due to their nature, such legal proceedings involve inherent uncertainties, including but not limited to, court rulings, negotiations between affected parties and governmental intervention. We have established reserves for matters that are probable and estimable in amounts we believe are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to us and discussions with legal counsel, it is our opinion that the outcome of the various legal actions and claims that are incidental to the our business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows; however, such matters are subject to many uncertainties, and the outcome of individual matters are not predictable with assurance.

(Table amounts in thousands, except share and per share data)

*401(k) Savings and Investment Plan* — We offer a 401(k) savings and investment plan (the 401(k) Plan) to substantially all full-time employees who have at least six months of service and are at least 21 years of age. We made discretionary contributions to the 401(k) Plan in the amount of $1.5 million, $1.1 million and $0.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

**11. Related Party Transactions**

We reimburse a general contractor that is primarily owned by the former president of a wholly owned subsidiary for a car allowance, car insurance premiums, executive medical benefits and life insurance premiums provided by the general contractor to such person. Such former president incurred expenses totaling less than $0.1 million for each of the years ended December 31, 2007, 2006 and 2005. We made payments to the general contractor in the amounts of less than $0.1 million during each of the years ended December 31, 2007, 2006 and 2005 for expenses incurred during these and certain prior years.

We lease various fitness and office equipment from third party equipment vendors for use at the center in Bloomingdale, Illinois. We then sublease this equipment to Bloomingdale LLC. The terms of the sublease are such that Bloomingdale LLC is charged the equivalent of the debt service for the use of the equipment. We charged $0.4 million, $0.4 million and $0.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In May 2001, we completed a transaction to sell and simultaneously lease back one of our Minnesota centers. We did not recognize any material gain or loss on the sale of the center. The purchaser and landlord in such transaction is an entity composed of four individuals, one of whom was the president of a wholly owned subsidiary. We paid rent pursuant to the lease of $0.9 million for each of the years ended December 31, 2007, 2006 and 2005.

In October 2003, we leased a center located within a shopping center that is owned by a general partnership in which our chief executive officer has a 50% interest. In December 2003, we and the general partnership executed an addendum to this lease whereby we leased an additional 5,000 square feet of office space on a month-to-month basis within the shopping center, which we terminated effective January 1, 2007. We paid rent pursuant to this lease of $0.5 million for each of the years ended December 31, 2007, 2006 and 2005.

**12. Executive Nonqualified Plan**

During fiscal 2006, we implemented the Executive Nonqualified Excess Plan of Life Time Fitness, a non-qualified deferred compensation plan. This plan was established for the benefit of our highly compensated employees, which our plan defines as our employees whose projected compensation for the upcoming plan year would meet or exceed the IRS limit for determining highly compensated employees. This unfunded, non-qualified deferred compensation plan allows participants the ability to defer and grow income for retirement and significant expenses in addition to contributions made to our company's 401(k) plan.

All highly compensated employees eligible to participate in the Executive Nonqualified Excess Plan of Life Time Fitness, including but not limited to our executives, may elect to defer up to 50% of their annual base salary and/or annual bonus earnings to be paid in any coming year. The investment choices available to participants under the non-qualified deferred compensation plan are of the same type and risk categories as those offered under our company's 401(k) plan and may be modified or changed by the participant or our company at any time. Distributions can be paid out as in-service payments or at retirement. Retirement benefits can be paid out as a lump sum or in annual installments over a term of up to 10 years. Our company may, but does not currently plan to, make matching contributions and/or discretionary contributions to this plan. If our company did desire to make contributions to this plan, the contributions would vest to each participant according to their years of service with our company. At December 31, 2007, $0.8 million had been deferred and is being held on behalf of the employees. This amount is reflected as an other liability on the balance sheet.

(Table amounts in thousands, except share and per share data)

**13. Quarterly Financial Data (Unaudited)**

The following is a condensed summary of actual quarterly results of operations for 2007 and 2006:

| | 2006 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
| Total revenue ....... | $115,425 | $122,455 | $134,741 | $139,276 | $153,101 | $162,137 | $169,450 | $171,098 |
| Income from operations ............ | 21,172 | 23,530 | 27,794 | 28,019 | 28,741 | 33,500 | 37,543 | 37,626 |
| Net income........... | 10,433 | 12,385 | 13,639 | 14,108 | 14,134 | 16,485 | 18,350 | 19,050 |
| Earnings per share (1).......... | | | | | | | | |
| Basic .................... | $0.29 | $0.34 | $0.38 | $0.39 | $0.39 | $0.45 | $0.49 | $0.48 |
| Diluted ................ | 0.28 | 0.33 | 0.37 | 0.39 | 0.38 | 0.44 | 0.48 | 0.48 |

(1) See Note 2 for discussion on the computation of earnings per share.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Life Time Fitness, Inc.:

We have audited the accompanying consolidated balance sheets of Life Time Fitness, Inc. (a Minnesota corporation) and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Life Time Fitness, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

*DELOITTE & TOUCHE LLP*

Minneapolis, Minnesota
February 25, 2008

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Life Time Fitness, Inc.:

We have audited the internal control over financial reporting of Life Time Fitness, Inc. (a Minnesota corporation) and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 25, 2008 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company's change in the method of accounting for share-based compensation in 2006 as described in Note 2.

*DELOITTE & TOUCHE LLP*

Minneapolis, Minnesota
February 25, 2008

## Quarterly Results (Unaudited)

Our quarterly operating results may fluctuate significantly because of several factors, including the timing of new center openings and related expenses, timing of price increases for enrollment fees and membership dues and general economic conditions.

In the past, our pre-opening costs, which primarily consist of compensation and related expenses, as well as marketing, have varied significantly from quarter to quarter, primarily due to the timing of center openings. In addition, our compensation and related expenses as well as our operating costs in the beginning of a center's operations are greater than what can be expected in the future, both in aggregate dollars and as a percentage of membership revenue. Accordingly, the volume and timing of new center openings in any quarter have had, and are expected to continue to have, an impact on quarterly pre-opening costs, compensation and related expenses and occupancy and real estate costs. Due to these factors, results for a quarter may not indicate results to be expected for any other quarter or for a full fiscal year.

| | 2006 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
| | (In thousands, except for number of centers and per share data) | | | | | | | |
| Total revenue | $115,425 | $122,455 | $134,741 | $139,276 | $153,101 | $162,137 | $169,450 | $171,098 |
| Income from operations | 21,172 | 23,530 | 27,794 | 28,019 | 28,741 | 33,500 | 37,543 | 37,626 |
| Net income | 10,433 | 12,385 | 13,639 | 14,108 | 14,134 | 16,485 | 18,350 | 19,050 |
| Earnings per share | | | | | | | | |
| Basic | $0.29 | $0.34 | $0.38 | $0.39 | $0.39 | $0.45 | $0.49 | $0.48 |
| Diluted | 0.28 | 0.33 | 0.37 | 0.39 | 0.38 | 0.44 | 0.48 | 0.48 |
| Cash Flow Data: | | | | | | | | |
| Net cash provided by (used in): | | | | | | | | |
| Operating activities | 33,813 | 27,168 | 42,028 | 22,843 | 39,027 | 27,150 | 41,167 | 34,862 |
| Investing activities | (48,149) | (56,464) | (70,877) | (87,693) | (85,189) | (125,727) | (103,671) | (102,620) |
| Financing activities | 12,204 | 26,748 | 35,419 | 65,160 | 45,197 | 100,925 | 55,014 | 72,339 |
| EBITDA (1) | $32,934 | $35,927 | $39,698 | $40,435 | $42,744 | $48,463 | $52,776 | $53,713 |
| Centers open at end of quarter (2) | 48 | 49 | 56 | 60 | 60 | 64 | 67 | 70 |

(1) EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities, or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain debt covenants, to service debt or to pay taxes. Additional details related to EBITDA are provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

(2) The data being presented include the center owned by Bloomingdale LLC.

The following table provides a reconciliation of net income to EBITDA:

| | 2006 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
| | (In thousands, except for number of centers and per share data) | | | | | | | |
| Net income | 10,433 | 12,385 | 13,639 | 14,108 | 14,134 | 16,485 | 18,350 | 19,050 |
| Interest expense, net | 4,117 | 4,140 | 4,204 | 4,895 | 5,528 | 6,369 | 7,135 | 6,411 |
| Provision for income taxes | 6,865 | 7,256 | 10,139 | 9,253 | 9,395 | 10,931 | 12,374 | 12,520 |
| Depreciation and amortization | 11,519 | 12,146 | 11,716 | 12,179 | 13,687 | 14,678 | 14,917 | 15,732 |
| EBITDA | $32,934 | $35,927 | $39,698 | $40,435 | $42,744 | $48,463 | $52,776 | $53,713 |

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

## Item 9A. Controls and Procedures.

***Disclosure Controls and Procedures.*** As of December 31, 2007, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

***Management's Annual Report on Internal Control Over Financial Reporting.*** Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a and 15d – 15f under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment and those criteria, they believe that, as of December 31, 2007, we maintained effective internal control over financial reporting.

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in the Report of Independent Registered Public Accounting Firm, appearing under Item 8, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007.

***Changes in Internal Control Over Financial Reporting.*** There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B. Other Information.

None.

# PART III

Certain information required by Part III is incorporated by reference from our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 24, 2008 (the "Proxy Statement"), which will be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2007. Except for those portions specifically incorporated in this Form 10-K by reference to our Proxy Statement, no other portions of the Proxy Statement are deemed to be filed as part of this Form 10-K.

## Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated into this item by reference is the information under "Election of Directors - Directors and Director Nominees," "Election of Directors - Committees of Our Board of Directors," "Election of Directors - Code of Business Conduct and Ethics" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

The following table sets forth the name, age and positions of each of our executive officers as of February 29, 2008:

| Name | Age | Position |
|---|---|---|
| Bahram Akradi | 46 | Chairman of the Board of Directors and Chief Executive Officer |
| Michael J. Gerend | 43 | President and Chief Operating Officer |
| Michael R. Robinson | 48 | Executive Vice President and Chief Financial Officer |
| Eric J. Buss | 41 | Executive Vice President, General Counsel and Secretary |
| Mark L. Zaebst | 48 | Executive Vice President |
| Jeffrey G. Zwiefel | 45 | Senior Vice President, Life Time University |

*Bahram Akradi* founded our company in 1992 and has been a director since our inception. Mr. Akradi was elected Chief Executive Officer and Chairman of the Board of Directors in May 1996. Mr. Akradi has over 24 years of experience in healthy way of life initiatives. From 1984 to 1989, he led U.S. Swim & Fitness Corporation as its co-founder and Executive Vice President. Mr. Akradi was a founder of the health and fitness Industry Leadership Council.

*Michael J. Gerend* was elected Executive Vice President and Chief Operating Officer upon joining our company in March 2003, and was promoted to President in December 2007. Prior to joining our company, Mr. Gerend was President and Chief Executive Officer of Grand Holdings, Inc., doing business as Champion Air, the largest dedicated provider of charter airlift in the airline industry, from July 1998 to January 2003. Mr. Gerend also held senior management positions at Northwest Airlines, Inc. from April 1991 to December 1997.

*Michael R. Robinson* was elected Executive Vice President and Chief Financial Officer upon joining our company in March 2002. Prior to joining our company, Mr. Robinson was most recently Executive Vice President and Chief Financial Officer of Next Generation Network, Inc., a digital video advertising company, from April 2000 to March 2002. Prior to April 2000, Mr. Robinson spent approximately 17 years with Honeywell International, Inc., a diversified technology and manufacturing company, where he held senior management positions from 1994 to March 2000. From 1995 to 1997, Mr. Robinson held the position of Vice President of Investor Relations and he was responsible for financial communications with investors and other third parties. From 1997 to 2000, he was the Vice President of Finance, Logistics and Supply for Europe, the Middle East and Africa where he managed accounting, finance, tax and treasury functions.

*Eric J. Buss* joined our company in September 1999 as Vice President of Finance and General Counsel. Mr. Buss was elected Secretary in September 2001 and was named Senior Vice President of Corporate Development in December 2001 and Executive Vice President in August 2005. Prior to joining our company, Mr. Buss was an associate with the law firm of Faegre & Benson LLP from 1996 to August 1999. Prior to beginning his legal career, Mr. Buss was employed by Arthur Andersen LLP.

*Mark L. Zaebst* joined our company in January 1996 as Director, Real Estate, and was named Senior Vice President of Real Estate and Development, in December 2001 and Executive Vice President in March 2006. Mr. Zaebst has over 20 years of experience in the health and fitness industry. Mr. Zaebst was instrumental in assisting Mr. Akradi in the creation, expansion and day-to-day operations of U.S. Swim & Fitness Corporation until 1991, at which time he started a career in real estate.

*Jeffrey G. Zwiefel* joined our company in December 1998 as Vice President, Health Enhancement Division and became Vice President of Fitness, Training and New Program Development in January 2004. Mr. Zwiefel was named Senior Vice President, Life Time University in March 2005. Mr. Zwiefel has 23 years of comprehensive and diverse experience in the health, fitness and wellness industry. Prior to joining our company in 1999, Mr. Zwiefel worked for over nine years with NordicTrack, Inc. where he served most recently as Vice President, Product Development. Mr. Zwiefel has a M.S. in exercise physiology and is certified by the American College of Sports Medicine and National Strength and Conditioning Association.

## Item 11. Executive Compensation.

Incorporated into this item by reference is the information under "Election of Directors and "Executive Compensation" in our Proxy Statement.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated into this item by reference is the information under "Equity Compensation Plan Information" and "Security Ownership of Principal Shareholders and Management" in our Proxy Statement.

## Item 13. Certain Relationships and Related Transactions, and Director Independence.

Incorporated into this item by reference is the information under "Certain Relationships and Related Party Transactions" and "Election of Directors – Director Independence" in our Proxy Statement.

## Item 14. Principal Accountant Fees and Services.

Incorporated into this item by reference is the information under "Ratification of Independent Public Accounting Firm - Fees" in our Proxy Statement.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as Part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm

2. Financial Statement Schedules:

The information required by Schedule II — Valuation and Qualifying Accounts is provided in Note 2 to the Consolidated Financial Statements.
Other schedules are omitted because they are not required.

(b) Exhibits:

| | | |
|---|---|---|
| 3.1 | Amended and Restated Articles of Incorporation of the Registrant. | Incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2004 (File No. 001-32230). |
| 3.2 | Amended and Restated Bylaws of the Registrant. | Incorporated by reference to Exhibit 3.4 to Amendment No. 2 to the Registrant's Form S-1 (File No. 333-113764), filed with the Commission on May 21, 2004. |
| 4 | Specimen of common stock certificate. | Incorporated by reference to Exhibit 4 to Amendment No. 4 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on June 23, 2004. |
| 10.1# | FCA, Ltd. 1996 Stock Option Plan. | Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.2# | LIFE TIME FITNESS, Inc. 1998 Stock Option Plan, as amended and restated. | Incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.3 | Form of Promissory Note made in favor of Teachers Insurance and Annuity Association of America. | Incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.4 | Schedule of terms to Form of Promissory Note made in favor of Teachers Insurance and Annuity Association of America. | Incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.5 | Open-End Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixtures Filing Statement made by LTF USA Real Estate, LLC for the benefit of Teachers Insurance and Annuity Association of America. | Incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |

| | | |
|---|---|---|
| 10.6 | Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America. | Incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.7 | Schedule of terms to Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America. | Incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.8 | Form of Second Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America. | Incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.9 | Schedule of terms to Form of Second Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America. | Incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.10 | Lease Agreement dated as of September 30, 2003, by and between LT Fitness (DE) QRS 15-53, Inc., as landlord, and Life Time Fitness, Inc., as tenant. | Incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.11 | Series A Stock Purchase Agreement dated May 7, 1996, including amendments thereto. | Incorporated by reference to Exhibit 10.25 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.12 | Series B Stock Purchase Agreement dated December 8, 1998, including amendments thereto. | Incorporated by reference to Exhibit 10.26 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.13 | Series C Stock Purchase Agreement dated August 16, 2000, including amendments thereto. | Incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.14 | Series D Stock Purchase Agreement dated July 19, 2001, including amendments thereto. | Incorporated by reference to Exhibit 10.28 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004. |
| 10.15 | Operating Agreement of Life Time, BSC Land, DuPage Health Services Fitness Center — Bloomingdale L.L.C. dated December 1, 1999 by and between the Registrant, Bloomingdale Sports Center Land Company and Central DuPage Health. | Incorporated by reference to Exhibit 10.29 to Amendment No. 2 to the Registrant's Form S-1 (File No. 333-113764), filed with the Commission on May 21, 2004. |
| 10.16# | Life Time Fitness, Inc. 2004 Long-Term Incentive Plan. | Incorporated by reference to Exhibit 10.30 to Amendment No. 2 to the Registrant's Form S-1 (File No. 333-113764), filed with the Commission on May 21, 2004. |
| 10.17# | Form of Executive Employment Agreement. | Incorporated by reference to Exhibit 10.32 to Amendment No. 3 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on June 9, 2004. |

| | | |
|---|---|---|
| 10.18 | Schedule of parties to Executive Employment Agreements. | Filed Electronically. |
| 10.19# | Form of Incentive Stock Option for 2004 Long-Term Incentive Plan. | Incorporated by reference to Exhibit 10.19 to the Registrant's Form10-K for the year ended December 31, 2006 (File No. 001-32230). |
| 10.20# | Form of Non-Incentive Stock Option Agreement for 2004 Long-Term Incentive Plan. | Incorporated by reference to Exhibit 10.20 to the Registrant's Form10-K for the year ended December 31, 2006 (File No. 001-32230). |
| 10.21# | Summary of Non-Employee Director Compensation. | Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated October 24, 2006 (File No. 001-32230). |
| 10.22# | 2007 Key Executive Incentive Compensation Plan. | Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated March 14, 2007 (File No. 001-32230). |
| 10.23 | Second Amended and Restated Credit Agreement, dated as of May 31, 2007, among the Company, U.S. Bank National Association, as administrative agent and lead arranger, J.P. Morgan Securities, Inc. and Royal Bank of Canada, as co-syndication agents, BMO Capital Markets, as documentation agent, and the banks party thereto from time to time. | Incorporated by reference to Exhibit 10.1 to the Registrant's Form10-Q for the quarter ended June 30, 2007 (File No. 001-32230). |
| 10.24 | Security Agreement, dated as of April 15, 2005, among the Company and U.S. Bank National Association, as administrative agent. | Incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K dated April 15, 2005 (File No. 001-32230). |
| 10.25# | Form of Restricted Stock Agreement (Employee) for 2004 Long-Term Incentive Plan. | Incorporated by reference to Exhibit 10.26 to the Registrant's Form10-K for the year ended December 31, 2006 (File No. 001-32230). |
| 10.26# | Form of Restricted Stock Agreement (Non-Employee Director) for 2004 Long-Term Incentive Plan. | Incorporated by reference to Exhibit 10.27 to the Registrant's Form10-K for the year ended December 31, 2006 (File No. 001-32230). |
| 10.27 | Lease Agreement with Well-Prop (Multi) LLC dated July 26, 2006. | Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended September 30, 2006 (File No. 001-32230). |
| 10.28 | Guaranty and Suretyship Agreement with Well-Prop (Multi) LLC dated July 26, 2006. | Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended September 30, 2006 (File No. 001-32230). |
| 10.29 | Purchase and Sale Agreement with Well-Prop (Multi) LLC dated July 26, 2006. | Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended September 30, 2006 (File No. 001-32230). |
| 10.30# | Form of 2006 Restricted Stock Agreement (Executive) for 2004 Long-Term Incentive Plan with performance-based vesting component. | Incorporated by reference to Exhibit 10.31 to the Registrant's Form 10-K for the year ended December 31, 2006 (File No. 001-32230). |

| | | |
|---|---|---|
| 10.31# | Form of 2007 Restricted Stock Agreement (Executive) for 2004 Long-Term Incentive Plan with performance-based vesting component. | Incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K dated March 14, 2007 (File No. 001-32230). |
| 10.32# | Executive Nonqualified Excess Plan. | Incorporated by reference to Exhibit 10.32to the Registrant's Form 10-K for the year ended December 31, 2006 (File No. 001-32230). |
| 10.33 | Loan Agreement dated January 24, 2007 among LTF CMBS I, LLC, the Company and Goldman Sachs Commercial Mortgage Capital, L.P. | Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated January 24, 2007 (File No. 001-32230). |
| 10.34 | Lease Agreement dated January 24, 2007 among LTF CMBS I, LLC and LTF Club Operations Company, Inc. | Incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K dated January 24, 2007 (File No. 001-32230). |
| 10.35 | Guaranty of the Loan Agreement dated January 24, 2007 for the benefit of Goldman Sachs Commercial Mortgage Capital, L.P. executed by the Company. | Incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K dated January 24, 2007 (File No. 001-32230). |
| 10.36 | Lease Guaranty dated January 24, 2007 for the benefit of LTF CMBS I, LLC executed by the Company. | Incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K dated January 24, 2007 (File No. 001-32230). |
| 10.37 | Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of January 24, 2008, among the Company, U.S. Bank National Association, as administrative agent and lead arranger, J.P. Morgan Securities, Inc. and Royal Bank of Canada, as co-syndication agents, BMO Capital Markets, as documentation agent, and the banks party thereto from time to time. | Filed Electronically. |
| 21 | Subsidiaries of the Registrant. | Filed Electronically. |
| 23 | Consent of Deloitte & Touche LLP. | Filed Electronically. |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification by Principal Executive Officer. | Filed Electronically. |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification by Principal Financial and Officer. | Filed Electronically. |
| 32 | Section 1350 Certifications. | Filed Electronically. |

# Management contract, compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Life Time Fitness, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 29, 2008.

LIFE TIME FITNESS, INC.

By: /s/ Bahram Akradi
Name: Bahram Akradi
Title: Chairman of the Board of Directors and Chief Executive Officer
(Principal Executive Officer and Director)

By: /s/ Michael R. Robinson
Name: Michael R. Robinson
Title: Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

By: /s/ John M. Hugo
Name: John M. Hugo
Title: Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on February 29, 2008 by the following persons on behalf of the Registrant in the capacities indicated.

| Signature | Title |
|---|---|
| /s/ Giles H. Bateman * <br> Giles H. Bateman | Director |
| /s/ James F. Halpin* <br> James F. Halpin | Director |
| /s/ Guy C. Jackson * <br> Guy C. Jackson | Director |
| /s/ John B. Richards* <br> John B. Richards | Director |
| /s/ Stephen R. Sefton* <br> Stephen R. Sefton | Director |
| /s/ Joseph S. Vassalluzzo* <br> Joseph S. Vassalluzzo | Director |

* Michael R. Robinson, by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Registrant pursuant to powers of attorney duly executed by such persons.

By /s/ Michael R. Robinson
Michael R. Robinson, Attorney-in-Fact

# CORPORATE LEADERSHIP

## Board of Directors

Bahram Akradi
Chairman of the Board
Life Time Fitness
Director since 1992

Giles H. Bateman
Retired Vice Chairman
and Co-Founder
Price Club
Director since 2006

James F. Halpin
Retired President and CEO
CompUSA
Director since 2005

Guy C. Jackson
Retired Partner
Ernst & Young LLP
Director since 2004

John B. Richards
Former President and
Chief Executive Officer
Elizabeth Arden
Red Door Spa Holdings
Director since 2006

Stephen R. Sefton
President
Clearwater Equity Group, Inc.
Director since 1996

Joseph S. Vassalluzzo
Former Vice Chairman
Staples, Inc.
Director since 2006

## Management

Bahram Akradi
Chairman and CEO

Michael J. Gerend
President and COO

Michael R. Robinson
Executive Vice President
and CFO

Eric J. Buss
Executive Vice President,
General Counsel and Secretary

Mark L. Zaebst
Executive Vice President

Jeffrey G. Zwiefel
Senior Vice President

## Investor Information

**Stock Exchange Listing**
New York Stock Exchange: LTM

LTM LISTED NYSE

**Annual Meeting**
The annual meeting of Life Time Fitness shareholders will be Thursday, April 24, 2008, beginning at 1:00 p.m. at the Life Time Fitness Corporate Headquarters: 2902 Corporate Place, Chanhassen, Minnesota 55317. The Notice of Annual Meeting and Proxy Statement are delivered to shareholders with the annual report.

**Life Time Fitness Investor Information**
Copies of the annual report, 10-K, 10-Q, proxy and other SEC filings are available without charge on the Life Time Fitness Web site at investor.lifetimefitness.com or by calling 952-229-7427.

**Life Time Fitness Corporate Information**
Available at lifetimefitness.com or by calling 952-947-0000.

**Shareholder Account Inquiries — Transfer Agent**
Wells Fargo Shareowner Services℠ acts as transfer agent and registrar for Life Time Fitness, and maintains all shareholder records for the Company. If you have questions regarding the Life Time Fitness shares you own, stock transfers, address or name changes, lost stock certificates or duplicate mailings, please contact Wells Fargo Shareowner Services by writing or calling:

Wells Fargo, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075 USA
Phone: 800-468-9716 or 651-450-4064
Fax: 651-450-4033
wellsfargo.com/shareownerservices

**Direct Registration of Life Time Fitness Shares**
As a Life Time Fitness shareholder, your shares can be held in electronic or book entry form rather than certificate form through the Direct Registration System (DRS). With DRS, Wells Fargo Shareowner Services holds the shares electronically in an account in your name. You can move shares between the Company's records and the broker-dealer of your choice. DRS gives you full ownership of your shares without the risk of holding certificates, which are subject to loss, theft or damage. You retain full ownership of the shares and continue to receive all shareholder communications, such as annual reports and proxy voting materials. You also can receive your account balance via telephone. If your shares are held in street name through a broker-dealer and you are interested in participating in DRS, you may have your broker-dealer transfer the shares to Wells Fargo Shareowner Services electronically through DRS. For more information on this service, contact Wells Fargo Shareowner Services at 800-468-9716.

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP

**Independent Legal Counsel**
Faegre & Benson LLP







LIFETIME® FITNESS

Feel good inside.™

2902 Corporate Place
Chanhassen, MN 55317
Phone: 952-947-0000
Fax: 952-947-0099
lifetimefitness.com

END